UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: OCTOBER 31

Date of reporting period: APRIL 30, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

MUNICIPAL FIXED INCOME FUNDS

Semiannual Report April 30, 2004


R
INTERSTATE

High current income potential

from portfolios that invest primarily

in municipal securities.

Goldman Sachs Asset Management

Goldman Sachs Municipal Fixed Income Funds

■ GOLDMAN SACHS SHORT DURATION TAX-FREE FUND

■ GOLDMAN SACHS MUNICIPAL INCOME FUND

■ GOLDMAN SACHS HIGH YIELD MUNICIPAL FUND

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 | RIGOROUS SECURITY SELECTION

- Assess relative value among states, sectors and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 | PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Short Duration Tax-Free Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Short Duration Tax-Free Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 0.00%, -0.20%, -0.38%, 0.29%, and 0.04%, respectively. These returns compare to the 0.20% cumulative total return of the Fund's benchmark, the Lehman Brothers 1-3 Year Municipal Bond Index, over the same time period.*

The Fund's performance relative to its benchmark was mixed. Given the substantial growth in assets and sizable inflows/outflows, the portfolio maintained a high average credit quality to preserve liquidity. This proved to be a modest drag on performance. However, given the increase in cash flows during the reporting period, we believe enhanced liquidity driven by high credit quality was a prudent strategy. As assets have stabilized, we have strategically reduced credit quality to AA to capture additional yield. Additionally, the portfolio's duration was modestly shorter than that of its benchmark during the reporting period. The results of duration management have been mixed, though recently very beneficial as the bond market has sold off.

Municipal Market Performance

The municipal market posted positive returns during the reporting period as soft retail demand was offset by declining supply and robust institutional demand. During the first quarter 2004, bond yields retested lows established in 2003. Retail investors, which account for approximately 70% of municipal market demand, were unenthused by persistently lower rates, preferring to remain on the sidelines. Property and casualty insurance companies, whose earnings have been up significantly, were able to largely replace the absence of retail investors and keep the municipal market well-bid. Lower rates were fueled by four consecutive months of below- consensus employment reports and market-friendly commentary on inflation and growth from the Federal Open Market Committee ("FOMC"). However, by mid-March 2004, bond market sentiment shifted as employment surged and inflationary indicators showed signs of bottoming. Consequently, the municipal market was weak in March and April 2004, with market participants now expecting tighter monetary policy to be initiated as early as the next FOMC meeting in late June. For the six-month period ending April 30, 2004, yields rose across the curve 11-57 basis points, with the majority of the change occurring in the 3-5 year maturity range. The price action resulted in a flatter yield curve, with the current spread between 2- and 30-year AAA municipals declining from 351 to 315 bps.

*Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

Investment Objective

The Fund seeks a high level of current income, consistent with relatively low volatility of principal, that is exempt from regular federal income tax.

Portfolio Composition

The Fund maintained an overall credit quality in the AAA-/AA range and its duration was between 2.0 and 2.3 years during the reporting period. The largest sector allocations were to State and Local General Obligations, Pre-refunded, Primary Health Care, and Electric Utility securities. The Fund is nationally diversified, with the top five states being California, New York, Pennsylvania, Nevada, and Texas. Additionally, the Fund had no exposure to securities subject to the alternative minimum tax during the reporting period.

Portfolio Highlights

We continue to favor a broader maturity distribution for the Fund, particularly given the persistent steepness of the municipal yield curve. We believe this strategy could be advantageous should the yield curve flatten to more normalized levels. While the timing of a yield curve shift is uncertain, we remain confident that a broader maturity distribution is the most appropriate strategy to optimize current market opportunities.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income – Municipal Investment Management Team

May 10, 2004

Short Duration Tax-Free Fund

as of April 30, 2004

Assets Under Management

$708.7 Million

NASDAQ SYMBOLS

Class A Shares

GSDTX

Class B Shares

GSDBX

Class C Shares

GSTCX

Institutional Shares

GSDUX

Service Shares

GSFSX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman 1–3 Year Muni Bond Index[4]
Class A	0.00%	2.74%	1.78%	0.20%
Class B	-0.20	1.88	1.22	0.20
Class C	-0.38	1.65	1.07	0.20
Institutional	0.29	3.40	2.21	0.20
Service	0.04	2.65	1.72	0.20

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2004 federal income tax rate of 35%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers 1-3 Year Municipal Bond Index, an unmanaged index, represents investment grade municipal bonds with maturities greater than one year and less than 4 years, and does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional	Service
One Year	-0.05%	-0.66%	0.19%	2.27%	1.86%
Five Years	3.18	2.97	2.83	4.00	3.48
Ten Years	N/A	N/A	N/A	4.37	N/A
Since Inception	3.69	3.36	3.07	4.29	3.93
	(5/1/97)	(5/1/97)	(8/15/97)	(10/1/92)	(9/20/94)

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund taxable distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[6]

Sector Allocation

General Obligations	27.1%	Insured General Obligations	7.9%
Insured Revenue Bonds	25.9	Variable Rate Demand Notes	0.5
Revenue Bonds	24.4	Escrow to Maturity	2.5
Pre-refunded	10.5	Cash	1.2

Credit Allocation* (%): AAA 59.5 AA 21.4 A 10.1 BBB 8.9 BB 0.1

[6] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Municipal Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Municipal Income Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.71%, 1.33%, 1.33%, 1.91%, and 1.65%, respectively. These returns compare to the 1.19% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Municipal Bond Index, over the same period.*

Each share class of the Fund outperformed the benchmark during the reporting period. Lower credit quality securities outperformed as they rallied back from historically wide spreads in the midst of economic growth and expanding investor risk tolerances. Security selection strategies and a focus on BBB credits were the key factors contributing to excess returns, particularly investments in Healthcare, Electric Utilities, and Transportation.

Municipal Market Performance

The municipal market posted positive returns during the reporting period as soft retail demand was offset by declining supply and robust institutional demand. During the first quarter 2004, bond yields re-tested lows established in 2003. Retail investors, which account for approximately 70% of municipal market demand, were unenthused by persistently lower rates, preferring to remain on the sidelines. Property and casualty insurance companies, whose earnings have been up significantly, were able to largely replace the absence of retail investors and keep the municipal market well-bid. Lower rates were fueled by four consecutive months of below-consensus employment reports and market-friendly commentary on inflation and growth from the Federal Open market Committee ("FOMC"). However, by mid-March 2004, bond market sentiment shifted as employment surged and inflationary indicators showed signs of bottoming. Consequently, the municipal market was weak in March and April 2004, with market participants now expecting tighter monetary policy to be initiated as early as the next FOMC meeting in late June. For the six-month reporting period ending April 30, 2004, yields rose across the curve 11-57 basis points, with the majority of the change occurring in the 3-5 year maturity range. The price action resulted in a flatter yield curve, with the current spread between 2- and 30-year AAA municipals declining from 351 to 315 bps.

Investment Objective

The Fund seeks a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital.

*Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

Portfolio Composition

The Fund maintained an average credit quality of AA and its duration was between 7.2 and 7.8 years during the reporting period. The Fund continues to be well-diversified in terms of sectors, issuers, and geographic location. The portfolio is comprised of a mix of general obligation (GO) bonds (those backed by real estate and income taxes) and revenue bonds (backed by money received from services, sales tax, and user fees). Within the GO sector, the Fund has reasonable weightings in bonds issued by a variety of state and local governments. Within the revenue sector, the portfolio has a full complement of bonds issued by municipalities that provide essential services — such as water and sewer, education, and transportation. In addition to the high quality securities anchoring the portfolio, its management team continually identifies opportunities to enhance yield and lower portfolio volatility by investing in select BBB rated securities. The Fund is nationally diversified, with the top five states being Illinois, California, Texas, Washington, and New York.

Portfolio Highlights

The Fund's overweight to BBB rated securities was a primary driver of excess returns during the reporting period. The portfolio management team employs a very disciplined "bottom's up" credit selection process, drawing upon the resources of a dedicated municipal credit research department. Our recent focus has been on Primary Care Hospitals as well as Electric Utilities. In each instance, we increased exposure to securities where we anticipated tighter spreads driven by improving balance sheets, liquidity, and investor demand. Term structure is another area that we wish to exploit, positioning the Fund to benefit from persistent yield curve steepness and pockets of value.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income–Municipal Investment Management Team

May 10, 2004

Municipal Income Fund

as of April 30, 2004

Assets Under Management

$248.6 Million

NASDAQ SYMBOLS

Class A Shares

GSMIX

Class B Shares

GSMBX

Class C Shares

GSMUX

Institutional Shares

GSMTX

Service Shares

GSMEX

PERFORMANCE REVIEW

November 1, 2003–April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman Aggregate Municipal Bond Index[4]
Class A	1.71%	5.78%	3.76%	1.19%
Class B	1.33	4.89	3.18	1.19
Class C	1.33	4.89	3.18	1.19
Institutional	1.91	6.68	4.34	1.19
Service	1.65	5.91	3.84	1.19

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2004 federal income tax rate of 35%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[5]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional	Service
One Year	1.91%	0.73%	4.85%	7.10%	6.60%
Five Years	4.10	3.87	4.29	5.48	5.04
Ten Years	5.79	N/A	N/A	N/A	6.25[6]
Since Inception	5.23	5.32	4.71	5.89	5.66[6]
	(7/20/93)	(5/1/96)	(8/15/97)	(8/15/97)	(7/20/93)

[5] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[6] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund taxable distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[7]

Sector Allocation

Revenue Bonds	45.1%	General Obligations	6.1%
Insured Revenue Bonds	30.6	Escrow to Maturity	3.1
Insured General Obligations	7.7	Variable Rate Demand Notes	0.3
Pre-Refunded	7.0		

Credit Allocation* (%): AAA 46.5 AA 13.2 A 14.9 BBB 24.1 BB 1.0 B 0.3

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

* Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

High Yield Municipal Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs High Yield Municipal Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 2.81%, 2.42%, 2.42%, and 3.01%, respectively. These returns compare to the 4.54% and 1.19% cumulative total returns of the Fund's benchmarks, the Lehman Brothers High Yield Municipal Bond Index and the Lehman Brothers Aggregate Municipal Bond Index, respectively, over the same time period.*

The Fund employs the use of two benchmarks for risk management and performance attribution purposes. In the most recent reporting period, lower credit quality securities outperformed as they rallied back from historically wide spreads. Tobacco, Healthcare, and Electric Utility bonds were the primary drivers of Fund returns during the period. However, the portfolio's "up-in-credit" bias versus the Lehman Brothers High Yield Municipal Bond Index offset favorable sector allocation decisions. Economic growth and expanding investor risk tolerances contributed to robust returns within the high yield municipal arena. Strategically, the Fund seeks value throughout the credit spectrum, which frequently entails sizable exposure to BBB rated securities. These positions, as well as other investment grade securities, are not contained within the Lehman Brothers High Yield Municipal Bond Index and may lead to periods of relative underperformance. The Fund's investment in securities rated BBB or higher resulted in the Fund's underperformance versus the Lehman Brothers High Yield Municipal Bond Index.

Municipal Market Performance

The municipal market posted positive returns during the reporting period as soft retail demand was offset by declining supply and robust institutional demand. During the first quarter 2004, bond yields retested lows established in 2003. Retail investors, which account for approximately 70% of municipal market demand, were unenthused by persistently lower rates, preferring to remain on the sidelines. Property and casualty insurance companies, whose earnings have been up significantly, were able to largely replace the absence of retail investors and keep the municipal market well-bid. Lower rates were fueled by four consecutive months of below- consensus employment reports and market-friendly commentary on inflation and growth from the Federal Open market Committee ("FOMC"). However, by mid-March 2004, bond market sentiment shifted as employment surged and inflationary indicators showed signs of bottoming. Consequently, the municipal market was weak in March and April 2004, with market participants now expecting tighter monetary policy to be initiated as early as the next

*Unlike the Fund's total return, the Indices' performance does not reflect any deduction for fees or expenses.

FOMC meeting in late June. Lower tier investment grade and high yield municipal securities have benefited from improving economic signals and investor demand for higher yielding tax-exempt investments. Accordingly, municipal credit spreads have declined from 361 to 313 during the reporting period.

Investment Objective

The Fund seeks a high level of current income that is exempt from regular federal income tax and may also consider the potential for capital appreciation.

Portfolio Composition

During the reporting period, the Fund maintained an average credit quality of BBB and its duration was between 7.6 and 8.2 years. The portfolio continues to focus on security selection and sector allocation as the key drivers of performance, with the largest sector weightings found in Special Assessment, Electric Utility, Airlines, Tobacco, and Healthcare. The Fund continues to be well-diversified in terms of issuers and geographic distribution, with over 500 individual securities and 44 states/territories represented in the portfolio.

Portfolio Highlights

The Fund focuses on generating superior risk-adjusted returns on an after-tax basis. While overall supply has declined from the rapid pace of 2003, new issuance has become more diverse. Tighter spreads are enabling issuers to tap into the high yield municipal market. In this environment, the portfolio benefited from a wider variety of issuers and improved opportunities for diversification. Additionally, the Fund increased its overall Airline exposure to neutral versus the Lehman Brothers High Yield Muncipal Bond and Lehman Brothers Aggregate Municipal Bond Indices. However, the maturity structure of the portfolio's airline exposure is significantly shorter than the benchmark, limiting volatility. Lastly, the portfolio management team continues to strategically invest in Special (Land) Assessment securities that provide solid income and demonstrate defensive characteristics during volatile markets.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income–Municipal Investment Management Team

May 10, 2004

High Yield Municipal Fund

as of April 30, 2004

Assets Under Management

$2.7 Billion

NASDAQ SYMBOLS

Class A Shares

GHYAX

Class B Shares

GHYBX

Class C Shares

GHYCX

Institutional Shares

GHYIX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Taxable Equivalent Yield[2]	30-Day Standardized Yield[3]	Lehman High Yield Municipal Bond Index[4]	Lehman Aggregate Municipal Bond Index[5]
Class A	2.81%	7.06%	4.59%	4.54%	1.19%
Class B	2.42	6.23	4.05	4.54	1.19
Class C	2.42	6.23	4.05	4.54	1.19
Institutional	3.01	8.02	5.21	4.54	1.19

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Taxable Equivalent Yield of the Fund is calculated by dividing the current 30-Day Standardized Yield by 1 minus the highest 2004 federal income tax rate of 35%.

[3] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[4] The Lehman Brothers High Yield Municipal Bond Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Service with a remaining maturity of at least one year. The Index does not include any deduction for fees, expenses or taxes.

[5] The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[6]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional
One Year	5.83%	4.81%	8.97%	11.37%
Since Inception (4/3/00)	6.76	6.45	7.19	8.45

[6] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund taxable distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[7]

Sector Allocation

Revenue Bonds	87.7%	Pre-Refunded	1.0%
Insured Revenue Bonds	5.3	Variable Rate Demand Notes	0.4
General Obligations	3.7	Escrow to Maturity	0.3
Insured General Obligations	1.6		

Credit Allocation* (%): AAA 10.3 AA 2.5 A 7.9 BBB 35.8 BB 29.5 B 12.0 **Below B** 1.9

[7] The Fund is actively managed and, as such, its composition may differ over time. Figures represent a percentage of total portfolio investments that have settled and include an offset to cash equivalents relating to all unsettled trades and, therefore, may not sum to 100%.

* Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 95.7%			
Alabama – 1.0%			
Alabama 21st Century Authority RB for Tobacco Settlement Revenue Series 2001 (A–/Baa1)			
$ 2,135,000	5.25%	12/01/2005	$ 2,216,877
Birmingham Jefferson Alabama Civic Center Authority Special Tax Refunding Series 2002 A (FSA) (AAA/Aaa)			
3,000,000	5.25	01/01/2007	3,225,810
Huntsville Alabama GO Bonds Warrants Series 1995 A (AA/Aa2)			
1,635,000	6.25	02/01/2006	1,704,242
			$ 7,146,929
Alaska – 0.2%			
North Slope Boro Alaska GO Bonds for Capital Appreciation Series 2003 A (MBIA) (AAA/Aaa)@			
$ 1,200,000	0.00%	06/30/2005	$ 1,178,160
Arizona – 2.7%			
Arizona State Transportation Board Excise Tax RB for Maricopa County Regional Area Road Fund Series 2001 (AA/Aa2)			
$ 2,000,000	5.00%	07/01/2005	$ 2,082,200
Arizona State Transportation Board RB GANS Series 2001 (MBIA) (AAA/Aaa)			
1,950,000	5.25	01/01/2006	2,058,869
Maricopa County Arizona Community College District GO Bonds Project Series 1994 C (AA/Aaa)			
3,235,000	5.25	07/01/2005	3,376,822
Phoenix Arizona Civic Improvement Corp. Water System RB Junior Lien Series 1996 (AA/Aaa)^			
2,150,000	5.90	07/01/2006	2,335,502
Salt River Agricultural Improvement & Power District Electric System RB for Salt River Project Series 2001 A (AA/Aa2)			
2,000,000	5.25	01/01/2006	2,112,680
Salt River Agricultural Improvement & Power District Electric System RB for Salt River Project Unrefunded Balance Series 1993 C (AA/Aa2)			
5,480,000	4.80	01/01/2007	5,845,406
University Medical Center Corp. Hospital RB Series 2004 (BBB+/A3)			
500,000	5.00	07/01/2005	517,385
500,000	5.00	07/01/2006	525,840
			$ 18,854,704
Arkansas – 0.2%			
Little Rock Arkansas School District GO Bonds for Little Rock School District Series 2001 C (FSA) (Aaa)			
$ 1,565,000	5.00%	02/01/2009	$ 1,697,399
California – 13.7%			
California Health Facilities Financing Authority RB for Catholic Healthcare West Series 2004 H (BBB+/Baa1)⌐			
$ 5,000,000	4.45%	07/01/2011	$ 5,014,650
California State Department Water Resources Power Supply RB Series 2002 A (BBB+/A3)			
5,000,000	5.50	05/01/2005	5,184,500

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
California State GO Bonds Refunded Series 1998 (BBB/Baa1)			
$ 1,100,000	6.00%	02/01/2008	$ 1,213,784
California State GO Bonds Series 2004 (BBB/Baa1)			
6,500,000	4.00	02/01/2009	6,658,080
1,000,000	4.00	02/01/2010	1,014,090
California State GO Bonds Variable Purpose Series 2004 (BBB/Baa1)			
2,000,000	2.50	04/01/2006	2,015,220
6,500,000	5.00	04/01/2011	6,900,595
California State RANS Warrants Series 2003 A (SP-1/MIG1)			
20,000,000	2.00	06/16/2004	20,020,200
California State RANS Warrants Series 2003 B (SP-1/MIG1)			
3,700,000	2.00	06/16/2004	3,703,774
California Statewide Communities Development Authority RB for Kaiser Permanente Series 2004 G (A)⌐			
3,800,000	2.30	05/01/2007	3,744,824
Fremont California COPS Refining Project Series 2003 (AMBAC) (SPA – Dexia Credit Local) (AAA/Aaa)⌐			
4,600,000	1.70	08/01/2005	4,619,182
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa2)			
2,000,000	5.00	06/01/2010	2,087,860
Los Angeles California Waste Water System RB Series 2003 (FSA) (AAA/Aaa)			
3,000,000	5.00	06/01/2007	3,246,300
Metropolitan Water District RB for Southern California Waterworks Refunded Balance Series 1996 C (AA/Aa2)^			
8,775,000	5.00	01/01/2007	9,438,127
Santa Clara County California Financing Authority RB Measure B Transportation Improvement Program Series 2003 (A2)			
1,550,000	5.00	08/01/2006	1,645,309
Santa Clara County California Financing Authority Special Obligation RB Measure B Transportation Improvement Program Series 2003 (A2)			
400,000	5.00	08/01/2005	417,564
Santa Clara Valley California Transportation Authority RB for Sales Tax Revenue Measure Series 2003 A (AMBAC) (AAA/Aaa)⌐			
18,500,000	4.00	10/02/2006	19,378,750
Truckee-Donner Public Utility District of California COPS Series A (ACA) (A)			
1,000,000	3.50	01/01/2006	1,018,710
			$ 97,321,519
Colorado – 1.3%			
Colorado Department of Transportation RANS RB Series A (MBIA) (AAA/Aaa)			
$ 1,000,000	5.50%	06/15/2006	$ 1,073,910
Denver Colorado City & County Medical Facilities GO Bonds Series 2003 (AA+/Aa1)			
3,000,000	5.00	08/01/2006	3,197,370

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Colorado – (continued)			
Eagle Bend Metropolitan District No. 2 GO Bonds Refunding & Improvement Series 2003 (Radian) (AA)			
$ 325,000	2.00%	12/01/2004	$ 326,105
420,000	3.00	12/01/2005	425,746
430,000	3.25	12/01/2006	439,168
440,000	3.50	12/01/2007	448,743
455,000	4.00	12/01/2008	469,009
480,000	4.00	12/01/2009	489,249
East Quincy Highlands Metropolitan District GO Bonds Series 2002 (LOC – U.S. Bank N.A.) (Aa2)⌐			
2,350,000	2.25	12/01/2006	2,349,107
			$ 9,218,407
Connecticut – 0.9%			
Connecticut State GO Bonds Series 2003 C (AA/Aa3)			
$ 1,000,000	4.00%	05/01/2005	$ 1,026,440
Connecticut State GO Bonds Series 2003 G (MBIA) (AAA/Aaa)			
5,000,000	4.00	03/15/2007	5,242,450
			$ 6,268,890
Florida – 3.2%			
Escambia County Florida Health Facilities Authority RB Ascension Health Credit Series 2003 A (AA/Aa2)			
$ 1,700,000	2.50%	11/15/2005	$ 1,716,830
Florida State Board of Education GO Bonds for Public Education Series 1998 B (AA+/Aa2)			
2,000,000	6.00	06/01/2006	2,168,800
Florida State Board of Education Lottery RB Series 2002 C (MBIA) (AAA/Aaa)			
5,085,000	5.25	01/01/2007	5,469,121
Jacksonville Florida Sales Tax RB Series 2001 (AMBAC) (AAA/Aaa)			
2,805,000	5.00	10/01/2004	2,849,235
Leesburg Florida Hospital RB for Leesburg Regional Medical Center Project Series 2003 A (A/A3)			
1,820,000	5.00	07/01/2008	1,914,331
Meadow Pointe II Community Development District RB for Capital Improvement Series 2004 (Baa3)			
585,000	2.00	05/01/2005	585,684
300,000	2.00	05/01/2006	295,359
610,000	2.38	05/01/2007	593,036
625,000	2.80	05/01/2008	603,856
300,000	3.00	05/01/2009	285,615
Miami Dade County Florida School Board COPS Series 2003 A (MBIA) (AAA/Aaa)⌐			
6,000,000	5.00	08/01/2008	6,466,560
			$ 22,948,427
Georgia – 2.9%			
Atlanta Georgia GO Bonds Series 1994 A (AA–/Aa3)^			
$ 1,000,000	6.13%	12/01/2004	$ 1,049,350
Atlanta Georgia RB for Airport and Marina Improvements Series 2000 A (FGIC) (AAA/Aaa)^			
2,500,000	5.50	01/01/2010	2,817,475

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Georgia – (continued)			
Atlanta Georgia Refunding RB for Airport and Marina Improvements Series 2003 A (MBIA) (AAA/Aaa)			
$ 1,500,000	4.50%	01/01/2005	$ 1,530,810
Bartow County Georgia GO Bonds Sales Tax Series 2003 (MBIA) (AAA/Aaa)			
4,000,000	5.00	02/01/2006	4,221,600
Gwinnett County Georgia School District GO Bonds Refunding Series 2002 (AA+/Aaa)			
1,835,000	4.50	02/01/2006	1,922,621
Hall County Georgia School District GO Bonds Series 1994 (AMBAC) (AAA/Aaa)^			
1,500,000	6.70	12/01/2004	1,578,930
Metropolitan Atlanta Rapid Transit Authority Sales Tax RB Series 2001 (AA–/A1)			
3,000,000	5.00	07/01/2004	3,017,520
South Georgia Governmental Services Authority RB for Telecommunications/Cable Project Series 2004 (FGIC) (AAA/Aaa)			
2,485,000	3.00	01/01/2007	2,531,445
2,055,000	4.00	01/01/2008	2,152,448
			$ 20,822,199
Idaho – 0.4%			
Boise-Kuna Idaho Irrigation District RB (AMBAC) (AAA/Aaa)			
$ 2,750,000	5.00%	07/01/2006	$ 2,925,533
Illinois – 3.0%			
Chicago Illinois Park District Harbour Facilities RB for Airport and Marina Improvements Series 2000 (XLCA) (AAA/Aaa)^			
$ 4,610,000	5.65%	01/01/2011	$ 5,191,782
Chicago Illinois Tax Increment RB for Central Loop Redevelopment Series 2000 A (ACA) (A)			
1,000,000	6.50	12/01/2006	1,089,880
Chicago Illinois Transit Authority RB Capital Grantor Receipts Series 2003 A (AMBAC) (AAA/Aaa)			
5,000,000	4.00	06/01/2005	5,009,950
Illinois Development Finance Authority RB for Revolving Fund Master Trust Series 2002 (Aaa)			
2,500,000	5.00	03/01/2007	2,681,225
Illinois Educational Facilities Authority RB for Loyola University Chicago Series 1991 A (ETM) (AAA)			
1,500,000	7.00	07/01/2007	1,673,010
Illinois Health Facilities Authority RB for University of Chicago Hospital & Health Series 2003 (MBIA) (AAA/Aaa)			
1,400,000	4.00	08/15/2005	1,441,944
1,325,000	5.00%	08/15/2006	1,403,904
Illinois State GO Bonds First Series 2002 (MBIA) (AAA/Aaa)			
2,000,000	5.00	07/01/2005	2,080,800
Metropolitan Pier and Exposition Authority Hospitality Facilities RB for McCormick Place Series 1996 (ETM) (AAA/Aaa)			
730,000	5.75	07/01/2006	760,025
			$ 21,332,520

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Indiana – 1.7%			
Indiana Bond Bank RB Common School Fund Advance Purchase Funding Series 2001 (AMBAC) (AAA/Aaa)			
$ 1,750,000	5.00%	02/01/2005	$ 1,798,353
Indiana Health Facilities Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)			
500,000	5.50	08/01/2006	515,335
IPS School Building Corp. RB for Indiana First Mortgage Series 1994 (AAA)^			
4,750,000	6.10	07/15/2004	4,892,642
Lawrenceburg Indiana PCRB for Indiana Michigan Power Co. Project Series 2003 F (BBB/Baa2)¬			
5,000,000	2.63	10/01/2006	4,955,600
			$ 12,161,930
Kentucky – 0.5%			
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
$ 1,775,000	0.00/5.25%	10/01/2007	$ 1,781,319
Kentucky State Property & Building Community RB for Project No. 74 Series 2002 (A+/Aa3)			
2,000,000	5.25	02/01/2005	2,058,320
			$ 3,839,639
Louisiana – 0.6%			
Louisiana State GO Bonds Series 1994 A (AMBAC) (AAA/Aaa)^			
$ 2,080,000	6.00%	05/01/2004	$ 2,121,600
Louisiana State GO Bonds Series 1998 A (AMBAC) (AAA/Aaa)			
1,850,000	5.50	04/15/2005	1,923,389
			$ 4,044,989
Maine – 0.9%			
Maine Health & Higher Educational Facilities Authority RB Series 1994 B (FSA) (AAA/Aaa)^			
$ 2,695,000	7.10%	07/01/2004	$ 2,774,691
Maine State COPS Series 2003 C (AA)			
1,235,000	1.75	06/01/2004	1,235,556
1,000,000	3.50	06/01/2007	1,026,990
1,000,000	4.00	06/01/2008	1,043,830
			$ 6,081,067
Maryland – 3.4%			
Anne Arundel County GO Bonds Series 2003 (AA+/Aa1)			
$ 5,000,000	5.00%	03/01/2006	$ 5,290,050
Maryland State GO Bonds State & Local Facilities Loan 2nd Series 2001 (AAA/Aaa)			
3,000,000	5.00	07/15/2005	3,129,630
15,000,000	5.25	03/01/2006	15,942,750
			$ 24,362,430
Massachusetts – 3.7%			
Boston Massachusetts GO BANS Series 2002 A (SP-1+/MIG1)			
$ 1,000,000	3.50%	02/01/2006	$ 1,029,300
Framingham Massachusetts GO BANS (MIG1)			
2,500,000	2.50	03/01/2005	2,525,450
Massachusetts State GO Bonds Consumer Loan Series 1996 A (MBIA) (AAA/Aaa)^			
2,000,000	5.13	01/01/2006	2,125,660
Massachusetts State GO Bonds Refunding Series 2003 C (XLCA) (AAA/Aaa)			
16,310,000	5.00	12/01/2006	17,509,274
Massachusetts State Health & Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
2,000,000	5.25	07/01/2009	2,182,280
Massachusetts State Health & Educational Facilities Authority RB for Partners Healthcare Series 2003 E (AA–/Aa3)			
700,000	3.00	07/01/2005	711,571
			$ 26,083,535
Michigan – 1.9%			
Detroit Michigan GO Bonds Series 1995 (FGIC) (AAA/Aaa)			
$ 1,500,000	6.25%	04/01/2005	$ 1,567,170
Holly Michigan Area School District GO Bonds Refunding Series 1995-1999 (FGIC) (Q-SBLF) (AAA/Aaa)^			
6,850,000	5.63	05/01/2005	7,211,269
Michigan Municipal Bond Authority RB for Clean Water Revolving Fund Series 1998 (AAA/Aaa)			
1,310,000	5.00	10/01/2004	1,330,541
University of Michigan RB Refunding General Series 2003 (AA+/Aaa)			
1,500,000	4.00	04/01/2005	1,536,870
Waterford Michigan School District GO Bonds Series 1995 (FGIC) (Q-SBLF) (AAA/Aaa)^			
1,900,000	6.10	06/01/2004	1,926,087
			$ 13,571,937
Minnesota – 3.1%			
Dakota County Minnesota GO Bonds Series 2003 A (AA+/Aa1)			
$ 1,895,000	5.00%	02/01/2007	$ 2,031,554
Duluth Minnesota Economic Development Authority Health Care Facilities RB for Benedictine Health Systems-Saint Marys Series 2004 (A–)			
400,000	2.00	02/15/2005	400,920
400,000	4.50	02/15/2006	415,232
Minneapolis Minnesota Health Care Systems RB for Fairview Health Services Series 2002 B (MBIA) (AAA/Aaa)			
1,430,000	5.13	05/15/2008	1,552,308
Minnesota State GO Bonds Refunding Series 2003 (AAA/Aa1)			
10,000,000	2.00	08/01/2005	10,073,400
6,000,000	4.50	08/01/2006	6,349,680
Minnesota State GO Bonds Series 1996 (AAA/Aa1)			
1,000,000	5.50	05/01/2005	1,041,440
			$ 21,864,534

The accompanying notes are an integral part of these financial statements.

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Mississippi – 1.6%			
Mississippi State GO Bonds for Public, University & College Improvements Series 1998 (AA/Aaa)^			
$ 5,120,000	5.00%	06/01/2008	$ 5,591,808
Mississippi State GO Bonds Refunding Series 1978 (ETM) (AAA/Aaa)			
5,260,000	6.20	02/01/2008	5,873,789
			$ 11,465,597
Missouri – 0.2%			
Cameron Missouri IDA Health Facilities RB for Cameron Community Hospital Series 2000 (ACA) (A)			
$ 980,000	5.88%	12/01/2006	$ 1,052,745
Nevada – 4.1%			
Carson City Hospital RB for Carson-Tahoe Hospital Project Series 2002 (BBB+)			
$ 1,415,000	5.25%	09/01/2005	$ 1,430,834
Clark County Airport RB Sub Lien Series 1998 A (MBIA) (AAA/Aaa)			
1,250,000	6.00	07/01/2008	1,396,975
Clark County Nevada School District GO Bonds Refunding Series 2003 A (FGIC) (AAA/Aaa)			
10,000,000	5.00	06/01/2006	10,645,800
Las Vegas Valley Nevada Water District GO Bonds Refunding Series 2003 B (MBIA) (AAA/Aaa)			
6,375,000	5.00	06/01/2007	6,870,847
Las Vegas Valley Nevada Water District GO Bonds Refunding Water & Improvement Series 2003 A (FGIC) (AAA/Aaa)			
5,000,000	5.00	06/01/2005	5,195,200
Nevada Department of Business and Industry Capital Appreciation RB for Las Vegas Monorail Series 2000 (AMBAC) (AAA/Aaa)@			
800,000	0.00	01/01/2007	743,448
Nevada State GO Bonds Series 1995 C (ETM) (AA/Aa2)			
1,475,000	6.50	05/01/2005	1,550,874
Washoe County Gas and Water Facilities RB for Sierra Pacific Power Co. Series 1987 (AMBAC) (AAA/Aaa)			
1,300,000	6.30	12/01/2014	1,339,520
			$ 29,173,498
New Hampshire – 0.4%			
New Hampshire Health and Education Facilities Authority RB for Southern New Hampshire Medical Center Series 2004 A (A–)			
$ 490,000	3.00%	10/01/2006	$ 495,909
1,475,000	4.00	10/01/2008	1,521,861
New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (Baa1)			
750,000	6.13	10/01/2013	768,375
			$ 2,786,145

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Jersey – 2.4%			
New Jersey Economic Development Authority RB for Market Transition Facility Series 2001 A (MBIA) (AAA/Aaa)			
$ 2,900,000	5.00%	07/01/2005	$ 3,018,871
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (SPA – Merrill Lynch Capital Services) (Baa1)			
2,555,000	5.00	07/01/2005	2,643,556
New Jersey State Educational Facilities Authority RB for Fairleigh Dickinson University Series 2002 D (ACA) (A)			
335,000	5.00	07/01/2005	346,963
355,000	5.00	07/01/2006	373,730
New Jersey State Transit Corp. RB for Capital GANS Series 2000 B (AMBAC) (AAA/Aaa)			
2,000,000	5.50	02/01/2005	2,062,880
New Jersey State Transportation Trust Fund Authority RB for Transportation Systems Series 1995 B (MBIA) (AAA/Aaa)^			
2,000,000	5.75	06/15/2005	2,138,420
New Jersey State Turnpike Authority RB Series 2000 A Prerefunded (ETM) (MBIA) (AAA/Aaa)			
630,000	5.50	01/01/2007	683,153
New Jersey State Turnpike Authority RB Series 2000 A Unrefunded Balance (MBIA) (AAA/Aaa)			
4,520,000	5.50	01/01/2007	4,890,369
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa3)			
1,000,000	4.38	06/01/2019	979,630
			$ 17,137,572
New Mexico – 1.0%			
Farmington PCRB for Public Service Co. San Juan Series 2003 A (BBB/Baa2)⌐			
$ 2,700,000	2.10%	04/01/2006	$ 2,685,474
New Mexico State GO Bonds Capital Projects Series 2003 (AA+/Aa1)			
3,350,000	5.00	03/01/2006	3,543,094
New Mexico State University RB Refunding & Improvement Series 2003 (FSA) (AAA/Aaa)			
1,080,000	5.00	04/01/2008	1,168,549
			$ 7,397,117
New York – 12.8%			
New York City Health & Hospital Corp. RB for Health System Series 2003 A (AMBAC) (AAA/Aaa)			
$ 5,000,000	5.00%	02/15/2006	$ 5,270,450
New York City IDA Civic Facilities RB for Polytechnical University Project (BB+/Ba2)			
200,000	5.10	11/01/2005	197,332
250,000	5.20	11/01/2007	241,125
New York City Municipal Water Finance Authority RB for Water and Sewer Systems Crossover Prerefunded Series 1997 B (MBIA) (AAA/Aaa)			
10,000,000	5.80	06/15/2007	11,023,400
New York City Municipal Water Finance Authority RB for Water and Sewer Systems Series 1993 B (AA/Aa2)^			
1,000,000	5.20	06/15/2004	1,014,740

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

New York – (continued)

New York GO Bonds Prefunded Balance Series 1996 F (ETM) (A/A2)

| $ 920,000 | 7.00% | 02/01/2006 | $ 1,001,503 |

New York GO Bonds Refunding Series 1996 A (MBIA-IBC) (AAA/Aaa)

| 500,000 | 6.25 | 08/01/2008 | 550,195 |

New York GO Bonds Refunding Series 2002 C (A/A2)

| 2,500,000 | 5.25 | 08/01/2010 | 2,696,400 |

New York GO Bonds Series 1995 D (A/Aaa)^

| 1,500,000 | 6.00 | 02/15/2005 | 1,570,395 |

New York GO Bonds Series 2004 I (A/A2)

| 5,000,000 | 5.00 | 08/01/2011 | 5,285,700 |

New York GO Bonds Unrefunded Balance Series 1996 F (A/A2)

| 1,080,000 | 7.00 | 02/01/2006 | 1,171,595 |

New York State Dormitory Authority Lease RB for Court Facilities Series 2003 A (A/A3)

| 4,090,000 | 5.00 | 05/15/2007 | 4,359,245 |

New York State Dormitory Authority RB for City University System Construction 4th Generation Series 2003 A (AA–/A3)

| 6,350,000 | 5.00 | 07/01/2007 | 6,794,690 |

New York State Dormitory Authority RB for City University System Construction 5th Generation Series 2003 A (AA–/A3)

| 1,250,000 | 5.00 | 01/01/2006 | 1,310,950 |
| 3,250,000 | 5.00 | 01/01/2007 | 3,451,370 |

New York State Dormitory Authority RB for North Shore Long Island Jewish Group Series 2003 (A3)

250,000	4.00	05/01/2005	256,435
575,000	5.00	05/01/2006	601,922
460,000	5.00	05/01/2007	484,766

New York State Dormitory Authority RB for State University Educational Facilities Series 1997 (AA–/A3)^

| 9,700,000 | 5.13 | 05/15/2008 | 10,737,900 |

New York State GO Bonds Refunding Series 1995 C (AA/A2)

| 2,000,000 | 6.00 | 10/01/2004 | 2,039,100 |

New York State Power Authority Revenue & General Purpose RB Series 1998 A (AA–/Aa2)

| 2,000,000 | 5.50 | 02/15/2006 | 2,128,840 |

New York State Thruway Authority Service Contract RB for Local Highway & Bridge Series 2002 (AA–/A3)

| 2,000,000 | 5.00 | 04/01/2006 | 2,111,980 |

New York State Urban Development Corp. RB for Correctional & Youth Facilities Services Series 2003 A (AA–)⌐

| 5,750,000 | 5.25 | 01/01/2009 | 6,220,177 |

New York State Urban Development Corp. RB Series 2002 A (AA–/A3)

| 1,000,000 | 5.00 | 01/01/2005 | 1,024,060 |

Orange County New York Industrial Development Agency Life Care Community RB for The Glen Arden Income Project Series 1994 (AAA)^

| 3,930,000 | 8.88 | 01/01/2005 | 4,197,437 |

New York – (continued)

Otsego County New York Industrial Development Agency Civic Facilities RB for Hartwick College Project Series 2002 A (Ba1)

| $ 585,000 | 4.25% | 07/01/2004 | $ 586,966 |
| 610,000 | 4.75 | 07/01/2005 | 624,676 |

Tobacco Settlement Financing Corp. RB Asset Backed Series 2003-A-1 (AA–/A3)

| 5,000,000 | 5.00 | 06/01/2008 | 5,348,500 |

Tobacco Settlement Financing Corp. RB Series 2003 B-1 (AA–/A3)

| 1,000,000 | 5.00 | 06/01/2010 | 1,064,920 |

Triborough Bridge & Tunnel Authority Revenues & General Purpose RB Series 1997 SR (ETM) (AA–/Aa3)

| 7,115,000 | 5.00 | 01/01/2007 | 7,445,207 |
| | | | $ 90,811,976 |

North Carolina – 3.1%

North Carolina Eastern Municipal Power RB Refunding Series 1996 A (MBIA) (AAA/Aaa)

| $ 2,000,000 | 6.00% | 01/01/2006 | $ 2,137,040 |

North Carolina Eastern Municipal Power RB Refunding Series 2003 C (BBB/Baa3)

| 1,190,000 | 5.00 | 01/01/2008 | 1,251,535 |

North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)

| 2,000,000 | 5.00 | 01/01/2005 | 2,040,020 |

North Carolina State GO Bonds for Public Improvement Series 2001 A (AAA/Aa1)

| 5,725,000 | 4.50 | 03/01/2007 | 6,088,079 |

North Carolina State GO Bonds Refunding Series 2003 D (AAA/Aa1)

| 10,000,000 | 4.00 | 02/01/2006 | 10,388,700 |
| | | | $ 21,905,374 |

Ohio – 2.4%

Cleveland Ohio City School District RANS Series 1997 (AMBAC) (AAA/Aaa)

| $ 2,000,000 | 5.50% | 06/01/2006 | $ 2,144,740 |

Lakewood Ohio Hospital Improvement RB for Lakewood Hospital Association Series 2003 (A–/A1)

| 1,000,000 | 5.00 | 02/15/2006 | 1,040,680 |

Ohio Air Quality Development Authority RB for Ohio Edison Co. Pollution Control Project Series 1999 C (BB+/Baa2)⌐

| 1,000,000 | 5.80 | 12/01/2004 | 1,018,780 |

Ohio GO Bonds for Higher Educational Capital Facilities Series 2000 A (AA+/Aa1)

| 1,775,000 | 5.00 | 02/01/2007 | 1,905,356 |

Ohio State Air Quality Development Authority RB for Ohio Edison Project Series 1999 B (BBB–/Baa1)⌐

| 3,750,000 | 2.25 | 06/01/2005 | 3,723,637 |

Ohio State Common Schools GO Bonds Series 2003 (AA+/Aa1)

| 1,000,000 | 4.00 | 06/15/2005 | 1,029,230 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – (continued)			
Ohio State GO Bonds for Capital Appreciation Refunding & Improvement Series 2003 E (AA+/Aa1)@			
$ 1,000,000	0.00%	08/01/2004	$ 997,070
Ohio State Water Development Authority PCRB Refunding Cleveland Electric Series 1998 A (BBB–/Baa2)⌐			
3,005,000	3.40	10/01/2004	3,016,119
Ohio State Water Development Authority RB for Refunding Water Development Pure Water (AMBAC) (AAA/Aaa)			
1,000,000	5.00	06/01/2006	1,062,260
Ohio Water Development Authority RB for Safe Water Series 1997 (AMBAC) (AAA/Aaa)			
1,000,000	5.25	12/01/2004	1,023,250
			$ 16,961,122
Oklahoma – 0.1%			
Grand River Dam Authority RB Series 1993 (BBB+/A2)			
$ 750,000	5.75%	06/01/2006	$ 802,845
Oregon – 0.5%			
Marion County GO Bonds for School District No. 103C Woodburn Series 1995 A (FGIC) (AAA/Aaa)^			
$ 3,100,000	5.65%	11/01/2005	$ 3,296,788
Pennsylvania – 4.9%			
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)⌐			
$ 500,000	5.20%	10/01/2004	$ 507,075
Delaware River Port Authority Pennsylvania & New Jersey RB Refunding Port District Project Series 2001 A (FSA) (AAA/Aaa)			
5,085,000	5.25	01/01/2008	5,548,142
Harrisburg Pennsylvania Authority RB for Pooled Bond Program Series 1996 I (MBIA) (AAA/Aaa)^			
3,000,000	5.63	04/01/2006	3,271,950
Lycoming County Authority Hospital RB for Williamsport Hospital Obligation Group Series 1995 (Connie Lee Insurance) (AAA)			
1,545,000	6.00	11/15/2005	1,600,404
Montgomery County Pennsylvania Higher Education & Health Authority Hospital RB for Abington Memorial Hospital RMKT-7/15/03 Series 1993 A (AMBAC) (AAA/Aaa)			
1,985,000	6.00	06/01/2006	2,144,078
2,105,000	6.00	06/01/2007	2,320,868
2,230,000	6.00	06/01/2008	2,489,973
Pennsylvania GO Bonds First Series 2001 (AA/Aa2)			
2,000,000	5.00	01/15/2005	2,051,940
1,000,000	5.00	01/15/2010	1,090,100
Pennsylvania GO Bonds Series 2002 (AA/Aa2)			
2,000,000	5.00	02/01/2006	2,110,080
Pennsylvania Hills Township GO Bonds Series 1995 (AMBAC) (AAA/Aaa)			
750,000	5.00	12/01/2006	785,122
Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)			
795,000	5.00	07/15/2008	838,844
1,000,000	5.00	07/15/2009	1,052,850

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Pennsylvania – (continued)			
Pennsylvania State Higher Educational Facilities Authority RB Series 2003 X (AMBAC) (Aaa)			
$ 2,820,000	5.00%	06/15/2006	$ 2,995,178
Pennsylvania State IDA RB for Economic Development Prerefunded Balance Series 1996 (ETM) (AMBAC) (AAA/Aaa)			
815,000	6.00	07/01/2007	908,619
Pennsylvania State IDA RB for Economic Development Unrefunded Balance Series 1996 (AMBAC) (AAA/Aaa)			
3,185,000	6.00	07/01/2007	3,530,318
Philadelphia Water and Wastewater RB Series 1999 (AMBAC) (AAA/Aaa)			
750,000	5.00	12/15/2006	805,365
Southern Chester County Health & Higher Education Authority Mortgage RB for Medical Center Project Series 1998^			
290,000	5.25	06/01/2004	290,885
			$ 34,341,791
Puerto Rico – 2.8%			
Puerto Rico Commonwealth GO Bonds Refunding for Public Improvement Series 2003 C (MBIA) (AAA/Aaa)⌐			
$ 5,000,000	5.00%	07/01/2008	$ 5,432,500
Puerto Rico Commonwealth GO Bonds Refunding Series 2002 (A–/Baa1)			
1,000,000	5.00	07/01/2004	1,005,740
Puerto Rico Commonwealth GO Bonds Series 1993 (MBIA-IBC) (AAA/Aaa)			
4,000,000	5.50	07/01/2008	4,440,640
Puerto Rico Commonwealth Highway & Transportation Authority RB Series 2003 AA (A/Baa1)			
3,000,000	5.00	07/01/2005	3,109,920
Puerto Rico Commonwealth Highway & Transportation Authority RB Series 2004 J (A/Baa1)			
2,845,000	5.00	07/01/2006	3,006,795
Puerto Rico Public Buildings Authority RB GTD for Government Facilities Series 1997 B (MBIA) (AAA/Aaa)			
3,000,000	4.55	07/01/2005	3,109,290
			$ 20,104,885
Rhode Island – 1.1%			
Rhode Island State Health & Educational Building Corp. RB for Hospital Financing-Memorial Hospital Series 2003 (LOC-Fleet Bank) (AA–)			
$ 1,560,000	4.00%	07/01/2006	$ 1,608,110
1,560,000	4.00	07/01/2007	1,613,243
1,540,000	4.00	07/01/2008	1,586,108
Rhode Island State Health & Educational Building Corp. RB for Hospital Financing Series 2003 A (BBB/Baa2)			
525,000	3.20	09/15/2006	523,451
485,000	4.00	09/15/2008	488,982
585,000	4.30	09/15/2009	588,604
610,000	4.50	09/15/2010	613,007
635,000	4.75	09/15/2011	638,099
			$ 7,659,604

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

South Carolina – 1.0%

South Carolina GO Bonds for Capital Improvement
Series 2001 B (AAA/Aaa)

Principal Amount	Interest Rate	Maturity Date	Value
$ 1,000,000	5.50%	04/01/2005	$ 1,038,230

South Carolina Jobs Economic Development Authority
Hospital Facilities RB for Palmetto Health Alliance
Refunding Series 2003 A (BBB/Baa2)

265,000	4.00	08/01/2004	265,800
290,000	4.25	08/01/2005	295,574
370,000	4.50	08/01/2006	378,366

South Carolina State GO Bonds for Capital Improvement
Series 2003 C (AAA/Aaa)

| 3,000,000 | 4.00 | 01/01/2006 | 3,111,630 |

South Carolina State Public Service Authority RB Refunding
Series 2002 D (FSA) (AAA/Aaa)

| 2,000,000 | 5.00 | 01/01/2009 | 2,170,020 |
| | | | $ 7,259,620 |

Tennessee – 0.2%

Johnson City Health and Educational Facilities Board Hospital
RB for First Mortgage Mountain States Series 2001 B
(Baa2)⌒

| $ 1,175,000 | 5.25% | 07/01/2004 | $ 1,177,656 |

Texas – 4.0%

Arlington Texas Independent School District GO Bonds for
Capital Appreciation Refunding Series 2003 (PSF-GTD)
(Aaa)@

| $ 1,500,000 | 0.00% | 02/15/2005 | $ 1,484,040 |

Austin Texas Utility System Revenue RB Refunding
Combination Series 1995 (MBIA) (AAA/Aaa)^

| 5,000,000 | 5.60 | 05/15/2005 | 5,221,400 |

Austin Texas Water & Wastewater Systems RB Refunding
Series 2002 A (AMBAC) (AAA/Aaa)

| 2,500,000 | 5.00 | 11/15/2004 | 2,550,750 |

Fort Worth Texas Water & Sewer Revenue RB for
Refunding & Improvement Series 1998 (AA/Aa2)

| 5,000,000 | 5.00 | 02/15/2007 | 5,356,900 |

Fort Worth Texas Water & Sewer Revenue RB for
Refunding & Improvement Series 2003 (AA/Aa2)

| 4,000,000 | 5.00 | 02/15/2006 | 4,219,240 |

Harris County Texas Health Facilities Development Corp. RB
for Christus Health Series 1999 A (MBIA) (AAA/Aaa)

| 3,000,000 | 5.25 | 07/01/2007 | 3,228,870 |

Odessa Texas Junior College District RB Refunding
Series 1995 A (AAA/Aaa)^

| 1,905,000 | 8.13 | 06/01/2005 | 2,071,364 |

Sam Rayburn Texas Municipal Power Agency RB Refunding
(Radian) (AA/Baa2)

| 2,000,000 | 5.00 | 10/01/2008 | 2,143,420 |

Debt Obligations – (continued)

Texas – (continued)

Titus County Fresh Water RB for Southwestern Electric Power
Co. Series 1991 A (Baa1)

| $ 1,445,000 | 8.20% | 08/01/2011 | $ 1,459,450 |

Tyler Texas Health Facilities Development Corp. Hospital RB
for Mother Frances Hospital Series 2003 (Baa1)

| 750,000 | 3.00 | 07/01/2004 | 750,960 |
| | | | $ 28,486,394 |

Utah – 0.9%

Utah Building Ownership Authority Lease RB for Capital
Appreciation Series 1998 B (FSA) (AAA/Aaa)@

| $ 2,000,000 | 0.00% | 05/15/2005 | $ 1,971,320 |

Utah County Utah Hospital RB for IHC Health Services Inc.
Series 2002 (AA+/Aa2)

| 1,500,000 | 5.00 | 05/15/2005 | 1,556,790 |

Utah State GO Bonds Series 2002 A (AAA/Aaa)

| 3,000,000 | 5.00 | 07/01/2005 | 3,125,430 |
| | | | $ 6,653,540 |

Virginia – 2.8%

Fairfax County Virginia GO Bonds Series 2003 B (AAA/Aaa)

| $ 7,445,000 | 3.00% | 06/01/2007 | $ 7,625,392 |

Loudoun County GO Bonds for Public Improvement
Series 2001 C (AA+/Aa1)

| 1,250,000 | 5.25 | 11/01/2006 | 1,350,050 |

Peninsula Ports Authority Virginia Coal Term RB Refunding
for Dominion Term Association Project Series 2003
(BBB+/Baa1)⌒

| 2,750,000 | 3.30 | 10/01/2008 | 2,746,425 |

Virginia Beach GO Bonds for Public Improvement Refunding
Series 2003 A (AA+/Aa1)

| 2,500,000 | 5.50 | 05/01/2008 | 2,772,000 |

Virginia Beach GO Bonds for Public Improvement Refunding
Series 2003 B (AA+/Aa1)

| 2,960,000 | 5.50 | 05/01/2008 | 3,282,048 |

Virginia Commonwealth Transportation Board RANS for
Federal Highway Reimbursement Series 2000 (AA+/Aa2)

| 1,000,000 | 5.50 | 10/01/2006 | 1,083,010 |

Winchester IDA Educational Facilities RB for First Mortgage
Shenandoah University Series 1994 (Radian) (AA)^

| 1,000,000 | 6.75 | 10/01/2004 | 1,043,330 |
| | | | $ 19,902,255 |

Washington – 2.3%

Clark County Washington School District No. 037 Vancouver
GO Bonds Refunding Series 2003 B (Aa1)

| $ 1,790,000 | 4.00% | 06/01/2005 | $ 1,839,529 |

Washington State GO Bonds Refunding Series 2004 R-C
(MBIA) (AAA/Aaa)

| 5,845,000 | 4.00 | 01/01/2008 | 6,107,675 |

Washington State Health Care Facilities Authority RB for
Multicare Health Systems Series 1998 (MBIA) (Aaa)

| 2,000,000 | 5.00 | 08/15/2005 | 2,085,100 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Washington – (continued)			
Washington State Public Power Supply RB Refunding Series 1997 A (AMBAC) (AAA/Aaa)			
$ 1,000,000	5.00%	07/01/2006	$ 1,061,210
Washington State Public Power Supply System Nuclear Project No. 2 RB Series 1990 C (MBIA-IBC) (AAA/Aaa)@			
5,000,000	0.00	07/01/2005	4,907,100
			$ 16,000,614
West Virginia – 0.3%			
West Virginia Higher Education Political Community RB for University Facilities Refunding Series 2003 A (MBIA) (AAA/Aaa)			
$ 1,680,000	5.00%	04/01/2006	$ 1,775,038
Wisconsin – 1.2%			
Badger Power Marketing Authority Inc. Transmission Delivery Facilities RB Series 1993 Prerefunded (ETM) (AMBAC) (AAA/Aaa)			
$ 245,000	5.30%	10/01/2008	$ 262,196
Badger Power Marketing Authority Inc. Transmission Delivery Facilities RB Series 1993 Unrefunded Balance (AMBAC) (AAA/Aaa)			
1,205,000	5.30	10/01/2008	1,285,928
Wisconsin GO Bonds Series 1992 (AA–/Aa3)			
1,300,000	6.10	05/01/2004	1,300,000
Wisconsin GO Bonds Series 2000 A (AA–/Aa3)			
2,000,000	5.50	05/01/2005	2,081,860
Wisconsin State Health & Educational Facilities Authority RB for Gundersen Lutheran Hospital Series 2003 A (FSA) (AAA/Aaa)			
1,000,000	5.00	02/15/2007	1,067,760
Wisconsin State Health & Educational Facilities Authority RB for Wheaton Franciscan Services Series 2003 A (A/A2)			
300,000	3.00	08/15/2004	300,915
500,000	4.00	08/15/2005	512,220
1,555,000	4.00	08/15/2006	1,603,143
			$ 8,414,022
Wyoming – 0.3%			
Platte County PCRB for Basin Electric Power Series 1994 (AMBAC-TCRS) (AAA/Aaa)			
$ 1,975,000	4.95%	01/01/2006	$ 2,075,646
TOTAL DEBT OBLIGATIONS (Cost $679,765,856)			$ 678,366,592

Principal Amount	Interest Rate	Maturity Date	Value
Other Municipals – 1.6%			
MMA Financial CDD Senior Securitization Trust RB for Various States Bartram Springs Passthru Series 2003 B (LOC – Compass Bank) (A1)			
$ 6,190,000	6.64%	11/01/2008	$ 6,135,033
Municipal Mortgage & Equity LLC for 1999 A Tax-Exempt MF Hsg. Certificates Series 1999 A-1⌙			
5,000,000	4.95	08/15/2005	5,026,800
TOTAL OTHER MUNICIPALS (Cost $11,219,285)			$ 11,161,833
Short Term Investments# – 0.6%			
New Jersey – 0.1%			
New Jersey State Educational Facilities Authority RB VRDN for College of New Jersey Series 2002 D (FGIC) (AAA/Aaa)			
$ 650,000	1.04%	05/06/2004	$ 650,000
North Carolina – 0.3%			
North Carolina Medical Care Community Health Care Facilities RB VRDN for Wake Forest University Subseries 2002 A (MBIA) (AAA/Aaa)			
$ 740,000	1.10%	05/05/2004	$ 740,000
North Carolina Medical Care Community Hospital RB VRDN for Caremont Health Subseries 2003 B (MBIA) (AAA/Aaa)			
1,335,000	1.10	05/05/2004	1,335,000
			$ 2,075,000
Virginia – 0.1%			
Norfolk Economic Development Authority RB VRDN for Bon Secours Health System Series 2002 B (MBIA) (AAA/Aaa)			
$ 700,000	1.13%	05/06/2004	$ 700,000
Wisconsin – 0.1%			
Wisconsin State Health and Educational Facilities Authority RB VRDN for Ministry Health Care Series 1999 A (MBIA) (AAA/Aaa)			
$ 1,020,000	1.12%	05/05/2004	$ 1,020,000
TOTAL SHORT TERM INVESTMENTS (Cost $4,445,000)			$ 4,445,000
TOTAL INVESTMENTS – 97.9% (Cost $695,430,141)			$ 693,973,425

@ Security issued with a zero coupon. Income is recognized through the accretion of discount.

∧ Prerefunded security. Maturity date disclosed is prerefunding date.

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

⌙ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset dates.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

 The accompanying notes are an integral part of these financial statements.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA	—Insured by American Capital Access
AMBAC	—Insured by American Municipal Bond Assurance Corp.
AMBAC-TCRS	—Insured by American Municipal Bond Assurance Corp. – Transferable Custodial Receipts
BANS	—Bond Anticipation Notes
COPS	—Certificates of Participation
ETM	—Escrow to Maturity
FGIC	—Insured by Financial Guaranty Insurance Co.
FSA	—Insured by Financial Security Assurance Co.
GANS	—Grant Anticipation Notes
GO	—General Obligation
GTD	—Guaranteed
IDA	—Industrial Development Authority
LOC	—Letter of Credit
MBIA	—Insured by Municipal Bond Investors Assurance
MBIA-IBC	—Insured by Municipal Bond Investors Assurance – Insured Bond Certificates
MF Hsg.	—Multi-Family Housing
PCRB	—Pollution Control Revenue Bond
PSF-GTD	—Guaranteed by Permanent School Fund
Q-SBLF	—Qualified School Bond Loan Fund
Radian	—Insured by Radian Asset Assurance
RANS	—Revenue Anticipation Notes
RB	—Revenue Bond
SPA	—Stand-by Purchase Agreement
VRDN	—Variable Rate Demand Notes
XLCA	—Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 97.4%			
Alaska – 2.4%			
Alaska State Housing Finance Corp. RB for General Mortgage Series 1997 A (MBIA) (AAA/Aaa)			
$ 2,000,000	6.00%	06/01/2027	$ 2,056,720
Alaska State Housing Finance Corp. RB Series 1999 A (MBIA) (AAA/Aaa)			
2,490,000	6.00	06/01/2049	2,571,548
Northern Tobacco Securitization Corp. RB for Alaska Asset Backed Bonds Series 2001 (BBB/Baa3)			
1,500,000	5.50	06/01/2029	1,236,930
			$ 5,865,198
Arizona – 2.5%			
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
$ 1,000,000	5.35%	10/01/2022	$ 888,800
Maricopa County MF Hsg. IDA RB for Place Five and Greenery Apartments Series 1996 A (ETM) (AAA)			
1,200,000	5.85	01/01/2008	1,280,496
Maricopa County United School District No. 41 GO Bonds Series 1995 (FSA) (AAA/Aaa)			
2,500,000	6.25	07/01/2015	2,815,100
Northern Arizona University RB Series 2003 (FGIC) (AAA/Aaa)			
1,235,000	5.50	06/01/2025	1,317,078
			$ 6,301,474
Arkansas – 4.6%			
Arkansas Development Finance Authority Hospital RB for Washington Regional Medical Center Series 2000 (BBB–/Baa3)			
$ 4,000,000	7.25%	02/01/2020	$ 4,408,600
Bentonville Arkansas School District No. 006 GO Bonds Refunding & Construction Series 2003 A (AMBAC) (Aaa)			
320,000	4.00	06/01/2011	325,622
Paragould Sales and Use Tax RB Series 2001 (AMBAC) (AAA/Aaa)			
1,000,000	5.10	06/01/2018	1,057,620
615,000	5.05	06/01/2021	627,786
Rogers Arkansas School District No. 030 GO Bonds Refunding Series 2003 A (AMBAC) (Aaa)			
1,825,000	4.00	02/01/2010	1,882,305
1,875,000	4.00	02/01/2011	1,913,194
University of Arkansas RB for Fayetteville Campus Series 2002 (FGIC) (Aaa)			
1,185,000	5.50	12/01/2017	1,305,977
			$ 11,521,104
California – 8.9%			
Abag Finance Authority RB for Non-Profit Corp. San Diego Hospital Association Series 2001 A (BBB+/Baa1)			
$ 1,000,000	6.13%	08/15/2020	$ 1,043,600
Abag Finance Authority RB for Non-Profit Corp. Sansum-Santa Barbara Series 2002 A (BBB)			
1,500,000	5.50	04/01/2021	1,511,430
California Infrastructure & Economic Development Bank Revenue RB for LA County Department of Public Social Services Series 2003 (AMBAC) (AAA/Aaa)			
1,505,000	5.75	09/01/2023	1,636,898

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – (continued)			
California State GO Bonds Variable Purpose Series 2004 (BBB/Baa1)			
$ 500,000	5.25%	04/01/2029	$ 492,175
1,000,000	5.25	04/01/2034	980,930
California State Public Works Board Lease RB for UCLA Replacement Hospital Series 2002 A (FSA) (AAA/Aaa)			
2,000,000	5.38	10/01/2019	2,133,200
California State University Fresno Association, Inc. RB for Senior Auxiliary Organization Event Center Series 2002 (Baa3)			
1,000,000	6.00	07/01/2022	1,033,560
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-1 (BBB/Baa3)			
1,225,000	6.75	06/01/2039	1,151,745
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-3 (BBB/Baa3)			
350,000	7.88	06/01/2042	371,053
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-5 (BBB/Baa3)			
650,000	7.88	06/01/2042	689,097
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa2)			
9,000,000	5.50	06/01/2043	8,904,060
Palo Alto Improvement Bond Act of 1915 for Special Assessment University Avenue Area off Street Parking Series 2002 A (BBB)			
1,070,000	5.25	09/02/2015	1,092,106
Santa Clara County Financing Authority RB for Measure B Transportation Improvement Program Series 2003 (A2)			
200,000	5.00	08/01/2005	208,782
825,000	5.00	08/01/2006	875,730
			$ 22,124,366
Colorado – 1.1%			
Aurora Centretech Metropolitan District GO Bonds Series 1998 C (LOC-BNP Paribas) (AA–)⌐			
$ 2,000,000	4.88%	12/01/2008	$ 2,109,200
Colorado Health Facilities Authority RB for Portercare Adventist Health System Series 2001 (A/A3)			
500,000	6.50	11/15/2031	539,605
			$ 2,648,805
Connecticut – 1.2%			
Connecticut State GO Bonds Residual Certificates Series 2001 515 (Aa3)¡			
$ 1,335,000	13.85%	12/15/2013	$ 1,825,559
Mashantucket Western Pequot Tribe RB Series 1996 A (ETM) (AAA/Aaa)†			
1,000,000	6.50	09/01/2005	1,068,610
			$ 2,894,169

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

District of Columbia – 0.8%
District of Columbia RB for Medstar University Hospital
  Series 2001 D (AAA/Aaa)⌐ ∧

| $ 1,000,000 | 6.88% | 02/15/2007 | $ 1,125,090 |

District of Columbia Tobacco Settlement Financing Corp.
  Asset Backed RB Series 2001 (BBB/Baa3)

| 200,000 | 6.75 | 05/15/2040 | 183,458 |

District of Columbia Tobacco Settlement Financing Corp. RB
  Series 2001 A PA 821 (RITES) (AA+)¡

| 435,000 | 10.73 | 05/15/2024 | 377,458 |

District of Columbia Tobacco Settlement Financing Corp. RB
  Series 2001 B PA 821 (RITES) (AA+)¡

| 500,000 | 11.23 | 05/15/2033 | 400,600 |
| | | | $ 2,086,606 |

Florida – 2.2%
Crossings at Fleming Island Community Development District
  RB for Special Assignment Series 2000 B (MBIA)
  (AAA/Aaa)

| $ 1,765,000 | 5.80% | 05/01/2016 | $ 1,979,483 |

Port Everglades Authority RB Series 1986 (ETM) (AAA/Aaa)

| 2,785,000 | 7.13 | 11/01/2016 | 3,427,778 |
| | | | $ 5,407,261 |

Georgia – 0.4%
Colquitt County GO Bonds for School District Sales Tax
  Series 2004 (AA)

| $ 1,000,000 | 2.25% | 04/01/2009 | $ 946,300 |

Hawaii – 1.6%
Hawaii State Airport Systems RB Series 2000 B (AMT)
  (FGIC) (AAA/Aaa)

| $ 3,500,000 | 6.63% | 07/01/2017 | $ 4,028,010 |

Illinois – 9.2%
Chicago Illinois GO Bonds and Refunding Project Series 2000
  C (FGIC) (AAA/Aaa)

| $ 1,000,000 | 5.50% | 01/01/2019 | $ 1,076,870 |

Chicago Illinois Ohare International Airport RB for General
  Airport 3rd Lien Series 2003 A-1 (XLCA) (AAA/Aaa)

| 490,000 | 5.25 | 01/01/2034 | 496,395 |

Chicago Illinois Tax Increment for Near South Redevelopment
  Project Series 2001 A (ACA) (A)

| 750,000 | 5.00 | 11/15/2011 | 778,110 |
| 1,250,000 | 6.25 | 11/15/2013 | 1,377,562 |

Chicago Illinois Tax Increment Junior Lien for Central Loop
  Redevelopment Project Series 2000 A (ACA) (A)

| 2,000,000 | 6.50 | 12/01/2008 | 2,232,800 |

Chicago Midway Airport RB Series 1996 A (MBIA)
  (AAA/Aaa)

| 2,500,000 | 5.50 | 01/01/2010 | 2,697,375 |

Hoffman Estates Park District Debt Certificates RB
  Series 2004 (A+/A2)

| 1,000,000 | 5.25 | 12/01/2023 | 987,860 |

Illinois Development Finance Authority PCRB for Amerencips
  Series 2000 A (A/A2)⌐

| 2,300,000 | 5.50 | 02/28/2014 | 2,402,511 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Illinois – (continued)
Illinois Educational Facilities Authority Student Housing RB
  for Educational Advancement Fund – University Center
  Project Series 2002 (Baa2)

| $ 2,000,000 | 6.25% | 05/01/2030 | $ 2,035,720 |
| 1,500,000 | 6.25 | 05/01/2034 | 1,539,480 |

Illinois State GO First Series 2002 (MBIA) (AAA/Aaa)

| 3,000,000 | 5.38 | 07/01/2019 | 3,215,940 |

Lake County Community Consolidated School District No. 041
  GO Bonds Series 1999 A (FSA) (AAA/Aaa)

| 2,725,000 | 9.00 | 11/01/2016 | 3,909,585 |
| | | | $ 22,750,208 |

Iowa – 0.4%
Tobacco Settlement Authority RB for Iowa Asset Backed
  Bonds Series 2001 B (BBB/Baa3)

| $ 1,400,000 | 5.60% | 06/01/2035 | $ 1,112,958 |

Kansas – 0.5%
University Hospital Authority Health Facilities RB for Kansas
  University Health System Series 2002 (A–)

| $ 325,000 | 5.63% | 09/01/2032 | $ 329,446 |

Wichita Hospital RB for Refunding and Improvement Facilites
  Series 2001 III (A+)

| 1,000,000 | 5.50 | 11/15/2025 | 1,014,490 |
| | | | $ 1,343,936 |

Kentucky – 2.4%
Kenton County Airport Board RB for Delta Airlines Project
  Series 1992 A (AMT) (CCC/Caa2)

| $ 1,000,000 | 7.13% | 02/01/2021 | $ 832,940 |

Kentucky Economic Development Finance Authority RB for
  Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§

| 3,250,000 | 0.00/6.00 | 10/01/2018 | 3,293,518 |

Nelson County Industrial Building RB for Mabex Universal
  Corp. Project Series 1995 (AMT) (LOC – LaSalle Bank
  N.A.) (Aa3)

| 500,000 | 6.50 | 04/01/2005 | 517,735 |

Russell RB Series 2000 PA 803 (ETM) (RITES)¡

| 1,000,000 | 14.69 | 11/15/2005 | 1,201,460 |
| | | | $ 5,845,653 |

Louisiana – 1.3%
Louisiana State Offshore Terminal Authority Deepwater Port
  RB for Loop LLC Project Series 2003 C (A/A3)

| $ 1,000,000 | 5.25% | 09/01/2015 | $ 1,036,750 |
| 500,000 | 5.25 | 09/01/2016 | 515,330 |

New Orleans Levee District Public Improvement RB
  Series 1995 (FSA) (AAA/Aaa)

| 1,515,000 | 5.95 | 11/01/2015 | 1,654,198 |
| | | | $ 3,206,278 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Maryland – 1.8%			
Anne Arundel County Special Obligation RB for Aundel Mills Project Series 2004 (AA+/Aa1)			
$ 270,000	5.13%	07/01/2029	$ 274,892
Frederick County Special Tax for Lake Linganore Village Community Development Series 2001 A (Radian) (AA)			
500,000	5.60	07/01/2020	537,635
1,000,000	5.70	07/01/2029	1,052,620
Maryland State Department of Transportation RB Series 2004 PA 1259 (RITES)¡			
575,000	14.75	05/01/2012	793,454
Maryland State Health and Higher Educational Facilities Authority RB for Maryland Institute College of Art Series 2001 (Baa1)			
500,000	5.50	06/01/2032	500,805
Maryland State Health and Higher Educational Facilities Authority RB for Medstar Health Series 2004 (BBB/Baa2)			
500,000	5.38	08/15/2024	479,315
750,000	5.50	08/15/2033	724,740
			$ 4,363,461
Massachusetts – 2.8%			
Massachusetts State GO Bonds Series 1996 D (AMBAC) (AAA/Aaa)			
$ 3,000,000	4.50%	11/01/2015	$ 3,028,110
Massachusetts State Health and Educational Facilities Authority RB for Harvard Pilgrim Health Series 1998 A (FSA) (AAA/Aaa)			
3,750,000	5.25	07/01/2012	4,006,800
			$ 7,034,910
Michigan – 1.3%			
Michigan Hospital Finance Authority RB for Ascension Health Credit Series 1999 A (MBIA) (AAA/Aaa)∧			
$ 2,000,000	6.13%	11/15/2009	$ 2,324,240
Pontiac Tax Increment Finance Authority RB for Tax Increment Development Area No. 3 Series 2002 (ACA) (A)			
1,000,000	5.38	06/01/2017	1,023,590
			$ 3,347,830
Mississippi – 0.8%			
Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)			
$ 1,950,000	5.88%	04/01/2022	$ 1,965,854
Missouri – 1.9%			
Cameron IDA Health Facilities RB Insured by Cameron Community Hospital Series 2000 (ACA) (A)			
$ 1,800,000	6.25%	12/01/2021	$ 1,913,562
Clay County GO Bonds for Public School District No. 53 Liberty Direct Deposit Program Crossover Prerefunded Series 2000 (AA+)			
1,525,000	6.13	03/01/2010	1,720,215
Missouri State Health and Educational Facilities Authority RB for St. Lukes Episcopal-Presbyterian Hospital Series 2001 (FSA) (AAA/Aaa)			
1,000,000	5.50	12/01/2015	1,091,420
			$ 4,725,197

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Montana – 0.4%			
Forsyth Montana PCRB Refunding Portland Gen-A (BBB+/Baa2)⌐			
$ 1,000,000	5.20%	05/01/2009	$ 1,046,690
Nevada – 3.3%			
Clark County Industrial Development RB for Southwest Gas Corp. Project Series 2003 C (BBB–/Baa2)⌐			
$ 765,000	5.45%	03/01/2013	$ 815,475
Las Vegas New Convention and Visitors Authority RB Series 1999 (AMBAC) (AAA/Aaa)			
2,500,000	6.00	07/01/2014	2,825,300
Nevada Department of Business and Industry RB for Las Vegas Monorail Project 1st Tier Series 2000 (AMBAC) (AAA/Aaa)			
2,500,000	5.63	01/01/2032	2,673,350
Washoe County GO Bonds for Reno Sparks Convention Series 2000 A (FSA) (AAA/Aaa)∧			
1,585,000	6.38	01/01/2010	1,844,258
			$ 8,158,383
New Hampshire – 0.9%			
New Hampshire Health and Educational Facilities Authority RB for Healthcare Systems Covenant Health Series 2002 (A–)			
$ 500,000	6.00%	07/01/2022	$ 512,340
New Hampshire Health and Educational Facilities Authority RB for Southern New Hampshire Medical Center Series 2004 A (Radian) (AA)			
100,000	5.00	10/01/2013	104,687
200,000	5.00	10/01/2015	206,632
100,000	5.00	10/01/2018	100,597
New Hampshire Higher Educational and Health Facilities Authority RB for Frisbie Memorial Hospital Series 1993 (Baa1)			
1,250,000	6.13	10/01/2013	1,280,625
			$ 2,204,881
New Jersey – 2.7%			
New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center Healthcare Series 2002 (BBB–/Baa3)			
$ 500,000	6.50%	07/01/2021	$ 512,220
New Jersey State Educational Facilities Authority RB for Fairleigh Dickinson University Series 2002 D (ACA) (A)			
625,000	5.25	07/01/2032	616,925
New Jersey State Transportation Trust Fund Authority RB for Transportation System Series 2003 C (AA–/Aa3)			
2,000,000	5.50	06/15/2019	2,175,180
1,000,000	5.50	06/15/2024	1,052,890
Tobacco Settlement Financing Corp. RB for New Jersey Asset Backed Bonds Series 2002 (BBB/Baa3)			
2,000,000	6.00	06/01/2037	1,707,200
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa3)			
250,000	4.75	06/01/2012	229,760
250,000	5.00	06/01/2013	229,747
300,000	6.75	06/01/2039	283,515
			$ 6,807,437

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Mexico – 2.9%			
Farmington PCRB for Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)			
$ 3,000,000	5.88%	06/01/2023	$ 3,039,360
Farmington PCRB Public Service Co. New Mexico Series 1997 D (BBB/Baa2)			
3,530,000	6.38	04/01/2022	3,789,278
New Mexico Finance Authority Cigarette Tax RB for UNM Health Series 2004 A (MBIA) (AAA/Aaa)			
300,000	5.00	04/01/2017	311,982
			$ 7,140,620
New York – 4.9%			
Metropolitan Transportation Authority RB Series 2002 PA 1027 (RITES) (AMBAC)¡			
$ 1,000,000	9.60%	05/15/2010	$ 1,203,320
New York City GO Bonds Prerefunded Series 1996 G (A/A2)⌐			
2,015,000	5.75	02/01/2006	2,179,887
New York City GO Bonds Unrefunded Balance Series 1996 G (A/A2)			
1,885,000	5.75	02/01/2014	2,012,596
New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BB+/Ba2)			
1,250,000	6.00	11/01/2020	1,092,500
New York City Transitional Finance Authority VRDN RB Series 2002 PA 1043 (RITES) (AA+)¡			
1,000,000	9.60	11/01/2009	1,231,100
New York State Dormitory Authority RB for North Shore University Hospital Series 1998 (MBIA) (AAA/Aaa)			
1,500,000	5.50	11/01/2014	1,682,490
Tobacco Settlement Financing Corp. RB for New York Asset Backed Bonds Series 2003 A-1 (AA–/A3)			
2,600,000	5.50	06/01/2019	2,798,614
			$ 12,200,507
North Carolina – 2.7%			
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 C (BBB/Baa3)			
$ 500,000	5.38%	01/01/2016	$ 518,075
850,000	5.38	01/01/2017	875,874
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 D (BBB/Baa3)			
600,000	5.13	01/01/2023	577,908
North Carolina Medical Care Community Hospital RB for Northeast Medical Center Project Series 2000 (AMBAC) (AAA/Aaa)			
3,000,000	5.50	11/01/2025	3,109,830
North Carolina Municipal Power Agency RB No. 1 Catawba Electric RB Series 1993 (ACA) (A)			
1,000,000	5.50	01/01/2010	1,076,040
North Carolina Municipal Power Agency RB No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)			
450,000	5.50	01/01/2013	482,711
			$ 6,640,438
North Dakota – 0.8%			
Mercer County PCRB for Basin Electric and Power Series 1995-2 (AMBAC) (AAA/Aaa)			
$ 2,000,000	6.05%	01/01/2019	$ 2,098,300

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Ohio – 2.3%			
Cleveland Cuyahoga County Port Authority RB for Rock and Roll Hall of Fame Series 1997 (ETM)			
$ 600,000	5.45%	12/01/2005	$ 637,362
Ohio Air Quality Development Authority PCRB for Ohio Edison Co. Series 1999 C (BB+/Baa2)⌐			
2,500,000	5.80	12/01/2004	2,546,950
Plain Local School District GO Bonds Series 2003 (FGIC) (AAA/Aaa)			
2,380,000	5.25	12/01/2019	2,523,157
			$ 5,707,469
Oregon – 0.8%			
Klamath Falls Intermediate Community Hospital Authority RB for Merle West Medical Center Project Series 2002 (BBB)			
$ 2,000,000	6.13%	09/01/2022	$ 2,052,700
Pennsylvania – 2.0%			
Delaware County IDA PCRB for Peco Energy Co. Project Series 1999 A (BBB+/A3)⌐			
$ 1,250,000	5.20%	10/01/2004	$ 1,267,687
Lehigh County Pennsylvania General Purpose Authority RB for Saint Lukes Bethlehem Hospital Series 2003 (BBB/Baa2)			
1,000,000	5.38	08/15/2033	969,410
Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)			
2,000,000	6.25	11/01/2031	2,041,620
Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)			
575,000	5.40	07/15/2036	565,599
			$ 4,844,316
Puerto Rico – 1.0%			
Puerto Rico Commonwealth Highway and Transportation Authority RB Series 1996 Y (XLCA) (AAA/Aaa)			
$ 2,500,000	5.00%	07/01/2036	$ 2,535,450
Tennessee – 3.9%			
Elizabethton Health and Educational Board RB First Mortgage Series 2000 B (MBIA) (AAA/Aaa)			
$ 2,000,000	6.25%	07/01/2015	$ 2,324,640
Johnson City Health and Educational Facilities Board Hospital For Mountain States Health RB First Mortgage Series 2000 A (MBIA) (AAA/Aaa)			
3,000,000	6.25	07/01/2016	3,504,960
McMinnville Housing Authority RB First Mortgage for Beersheba Heights Tower Series 1997 (A2)			
825,000	6.00	10/01/2009	878,873
Sullivan County Health Educational and Housing Facilities Board RB for Wellmont Health Systems Project Series 2002 (BBB+)			
435,000	5.00	09/01/2004	438,771
300,000	5.25	09/01/2005	311,091
Tennessee Housing Development Agency RB for Homeownership Program 1 Series 2000 (AMT) (AA/Aa2)			
2,130,000	5.85	07/01/2011	2,291,795
			$ 9,750,130

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Texas – 6.5%			
Brazos River Authority PCRB for Texas Utility Co. Series 1999 A (AMT) (BBB/Baa2)			
$ 700,000	7.70%	04/01/2033	$ 794,416
Brazos River Authority PCRB for TXU Electric Co. Project Series 1999 C (AMT) (BBB/Baa2)			
1,200,000	7.70	03/01/2032	1,361,856
Brazos River Authority PCRB for TXU Electric Co. Project Series 2001 C (AMT) (BBB/Baa2)⌐			
2,500,000	5.75	11/01/2011	2,680,700
Brazos River Authority RB for Texas Centerpoint Energy Refunding Series 2004 B (FGIC) (AAA/Aaa)			
1,000,000	4.25	12/01/2017	957,910
Brazos River Authority RB for Texas Reliant Energy Inc. Project Refunding Series 1999 PJ-A for Texas Reliant Energy Inc. Project Refunding Series 1999 PJ-A (BBB–/Ba2)			
1,250,000	5.38	04/01/2019	1,228,550
Gregg County Health Facilities Development Corp. RB for Good Shepherd Medical Center Project Series 2000 (Radian) (AA)			
3,000,000	6.38	10/01/2025	3,290,040
Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa3)			
1,000,000	6.65	04/01/2032	1,061,800
Harris County Hospital District RB (MBIA) (AAA/Aaa)			
2,050,000	6.00	02/15/2016	2,304,405
Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (B1)			
1,300,000	6.63	01/01/2011	1,284,582
Waxahachie Independent School District GO Bonds Capital Appreciating Prerefunded Series 2000 (PSF–GTD) (Aaa)@∧			
1,775,000	0.00	08/15/2010	1,180,339
Waxahachie Independent School District GO Bonds Capital Appreciating Unrefunded Balance Series 2000 (PSF–GTD) (Aaa)@			
80,000	0.00	08/15/2013	52,936
			$ 16,197,534
Utah – 0.9%			
Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (AMT) (BBB/Baa2)			
$ 2,000,000	5.70%	11/01/2026	$ 1,996,240
Weber County GO Refunding Bonds Series 2004 (AMBAC) (Aaa)			
135,000	3.13	01/15/2011	129,755
			$ 2,125,995
Vermont – 0.9%			
Vermont State Student Assistance Corp. Education Loan RB for Finance Program Series 1993 D (FSA) (AMT) (AAA/Aaa)			
$ 2,000,000	9.50%	12/15/2005	$ 2,214,920

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Virginia – 3.5%			
Chesapeake IDA PCRB for Virginia Project Series 1985 (BBB+/A3)			
$ 750,000	5.25%	02/01/2008	$ 782,430
Fairfax County Economic Development Authority RB for Residential Recovery Refunding Series 1998 A (AMT) (AMBAC) (AAA/Aaa)			
2,890,000	5.85	02/01/2006	3,081,694
Loudoun County GO Bonds for Public Improvement Series 2001 C (AA+/Aa1)			
2,910,000	5.25	11/01/2006	3,142,916
Newport News GO Refunding Bonds Series 2004 C (AA/Aa2)			
1,605,000	5.00	05/01/2018	1,687,609
			$ 8,694,649
Washington – 6.4%			
Chelan County Public Utilities District No. 001 RB for Chelan Hydro Project Series 1997 D (AMT) (MBIA) (AAA/Aaa)			
$ 2,500,000	6.35%	07/01/2028	$ 2,761,350
King & Snohomish Counties School District No. 417 Northshore GO Bonds Series 2002 (FSA) (AAA/Aaa)			
2,000,000	5.50	12/01/2018	2,165,340
King County Sewer RB Series 1999-2 (FGIC) (AAA/Aaa)∧			
3,965,000	6.25	01/01/2009	4,568,434
Vancouver Downtown Redevelopment Authority RB for Conference Center Project Series 2003 A (ACA) (A)			
3,025,000	6.00	01/01/2034	3,142,279
Washington Housing Finance Commission RB for Single Family Program Series 2000 5-NR (FNMA, FHLMC, GNMA) (Aaa)			
500,000	5.70	06/01/2016	511,285
Washington Public Power Supply System RB for Nuclear Project No. 2 Series 1996 A (AMBAC) (AAA/Aaa)			
2,500,000	5.70	07/01/2011	2,721,925
			$ 15,870,613
Wisconsin – 2.5%			
Wisconsin State GO Bonds Series 1999 C (AA–/Aa3)∧			
$ 5,380,000	6.25%	05/01/2010	$ 6,271,036
TOTAL DEBT OBLIGATIONS (Cost $229,442,031)			$242,081,646
Other Municipals – 1.2%			
Charter Mac Equity Issuer Trust RB Series 2003 A Multifamily Tax-Exempt (AMT)†⌐			
$ 2,000,000	3.25%	03/15/2005	$ 2,001,640
Municipal Mortgage & Equity LLC RB for 1999 A Tax-Exempt MF Hsg. Certificates Series 1999 A-1⌐			
1,000,000	4.95	08/15/2005	1,005,360
TOTAL OTHER MUNICIPALS (Cost $3,005,857)			$ 3,007,000
TOTAL INVESTMENTS – 98.6% (Cost $232,447,888)			$245,088,646

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $3,070,250, which represents approximately 1.2% of net assets as of April 30, 2004.

¡ Inverse variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2004.

@ Security issued with a zero coupon. Income is recognized through the accretion of discount.

⌣ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are next reset date.

∧ Prerefunded security. Maturity date disclosed is prerefunding date.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA	—Insured by American Capital Access
AMBAC	—Insured by American Municipal Bond Assurance Corp.
AMT	—Alternative Minimum Tax
ETM	—Escrow to Maturity
FGIC	—Insured by Financial Guaranty Insurance Co.
FHLMC	—Insured by Federal Home Loan Mortgage Corp.
FNMA	—Insured by Federal National Mortgage Association
FSA	—Insured by Financial Security Assurance Co.
GNMA	—Insured by Government National Mortgage Co.
GO	—General Obligation
IDA	—Industrial Development Authority
LOC	—Letter of Credit
MBIA	—Insured by Municipal Bond Investors Assurance
MF Hsg.	—Multi-Family Housing
PCRB	—Pollution Control Revenue Bond
PSF-GTD	—Guaranteed by Permanent School Fund
Radian	—Issued by Radian Asset Assurance
RB	—Revenue Bond
RITES	—Residual Interest Tax Exempt Securities
VRDN	—Variable Rate Demand Note
XLCA	—Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – 96.9%			
Alaska – 0.4%			
Alaska State Housing Finance Corp. General Mortgage RB Series 1997 A (MBIA) (AAA/Aaa)			
$ 5,000,000	6.00%	06/01/2027	$ 5,141,800
Northern Tobacco Securitization Corporate Settlement RB for Asset Backed Bonds Series 2001 (BBB/Baa3)			
7,500,000	5.50	06/01/2029	6,184,650
			$ 11,326,450
Arizona – 2.4%			
Apache County IDA PCRB for Tucson Electric Power Co. Project Series 1998 A (B+/Ba3)			
$ 5,000,000	5.85%	03/01/2028	$ 4,794,650
Apache County IDA PCRB for Tucson Electric Power Co. Project Series 1998 B (B+/Ba3)			
5,000,000	5.88	03/01/2033	4,731,500
Coconino County PCRB for Nevada Power Co. Project Series 1995 E (B–)			
1,500,000	5.35	10/01/2022	1,333,200
Coconino County PCRB for Nevada Power Co. Series 1997 B (AMT) (B–)			
2,500,000	5.80	11/01/2032	2,197,800
Maricopa County IDA Health Facilities RB for Catholic Healthcare West Series 2004 A (BBB+/Baa1)			
7,000,000	5.38	07/01/2023	6,870,990
7,500,000	5.50	07/01/2026	7,376,775
Maricopa County PCRB for El Paso Electric Co. Project Series 2002 A (BB+/Ba1)⌐			
12,300,000	6.25	08/01/2005	12,794,091
Maricopa County PCRB for El Paso Electric Co. RMKT-8/24/00 Series 1985 A (BB+/Ba1)⌐			
8,000,000	6.38	08/01/2005	8,333,440
Maricopa County PCRB for Southern California Edison Co. Series 2000 A (BBB/Baa2)⌐			
5,000,000	2.90	03/02/2009	4,892,250
Pima County IDA RB for Tucson Electric Power Co. Project Series 1997 B (B+/Ba3)			
6,000,000	6.00	09/01/2029	5,817,120
University Medical Center Corp. RB Series 2004 (BBB+/A3)			
2,500,000	5.00	07/01/2024	2,428,550
2,000,000	5.00	07/01/2033	1,903,440
Yavapai County IDA Hospital Facilities RB for Regional Medical Center Series 2003 A (Baa2)			
1,250,000	6.00	08/01/2033	1,254,662
			$ 64,728,468
Arkansas – 0.1%			
Little River County RB for Georgia Pacific Corp. Project Series 1998 (AMT) (Ba3)			
$ 3,010,000	5.60%	10/01/2026	$ 2,744,428

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
California – 12.0%			
Abag Finance Authority RB for Nonprofit Corps. Samsum-Santa Barbara Series 2002 A (BBB)			
$ 2,000,000	5.50%	04/01/2021	$ 2,015,240
2,750,000	5.60	04/01/2026	2,747,800
California Department Water Resources Power Supply RB for Drivers Series 2002 310 (AMBAC) (RITES) (AAA)¡			
5,000,000	9.64	05/01/2014	5,969,500
California Educational Facilities Authority RB for Dominican University Series 2001 (Baa3)			
1,445,000	5.75	12/01/2030	1,477,007
California Educational Facilities Authority RB for Pepperdine University Series 2000 (A1)			
6,000,000	5.75	09/15/2030	6,367,380
California Health Facilities Financing Authority RB for Catholic Healthcare West Series 2004 G (BBB+/Baa1)			
3,000,000	5.25	07/01/2023	2,953,050
California Health Facilities Financing Authority RB for Catholic Healthcare West Series 2004 H (BBB+/Baa1)⌐			
4,000,000	4.45	07/01/2011	4,011,720
California Health Facilities Financing Authority RB for Catholic Healthcare West Series 2004 I (BBB+/Baa1)⌐			
8,000,000	4.95	07/01/2014	8,053,280
California State Department Water Resources Power Supply RB Series 2003 PA 1152 R (FSA) (RITES)¡			
18,250,000	9.16	05/01/2009	21,848,900
California State GO Bonds Refunding Series 2001 (XCLA) (AAA/Aaa)			
3,250,000	5.50	03/01/2011	3,601,812
California State GO Bonds Series 2003 (BBB/Baa1)			
2,000,000	5.25	02/01/2015	2,102,000
California State GO Bonds Series 2004 (BBB/Baa1)			
20,000,000	4.00	02/01/2010	20,281,800
California State GO Bonds Variable Purpose Series 2004 (BBB/Baa1)			
4,500,000	5.25	04/01/2029	4,429,575
9,000,000	5.25	04/01/2034	8,828,370
California Statewide Communities Development Authority RB for Aspire Public Schools-Lodi Project Series 2002 A			
3,000,000	7.25	08/01/2032	2,963,550
California Statewide Communities Development Authority RB for Kaiser Permanente Series 2004 G (A)⌐			
12,800,000	2.30	05/01/2007	12,614,144
California Statewide Communities Development Authority RB for Notre Dame De Namur University Series 2003			
3,000,000	6.63	10/01/2033	2,926,590
California University Fresno Association Inc. RB for AUX Organization Event Center Series 2002 (Ba1)			
1,000,000	6.75	07/01/2022	1,028,500
Chula Vista Community Facilities District RB No. 99-1-Otay Series 2000			
1,225,000	7.63	09/01/2029	1,331,122
Foothill/Eastern Corridor Agency Toll Road RB Senior Lien Series 1995 A (AAA/Aaa)∧			
5,000,000	6.00	01/01/2010	5,749,450

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

California – (continued)

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Enhanced Asset Backed Series 2003 B (BBB–/Baa2)

$ 3,810,000	5.63%	06/01/2038	$ 3,806,381

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-1 (BBB/Baa3)

| 18,985,000 | 6.75 | 06/01/2039 | 17,849,697 |
| 4,035,000 | 6.63 | 06/01/2040 | 3,708,447 |

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-2 (BBB/Baa3)

| 6,000,000 | 7.90 | 06/01/2042 | 6,370,860 |

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-3 (BBB/Baa3)

| 2,650,000 | 7.88 | 06/01/2042 | 2,809,398 |

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-4 (BBB/Baa3)

| 3,000,000 | 7.80 | 06/01/2042 | 3,165,510 |

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 A-5 (BBB/Baa3)

| 8,330,000 | 7.88 | 06/01/2042 | 8,831,049 |

Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003 B (BBB–/Baa2)

| 85,535,000 | 5.50 | 06/01/2043 | 84,623,197 |

Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 A

| 880,000 | 6.75 | 10/01/2020 | 909,198 |
| 1,180,000 | 7.20 | 10/01/2025 | 1,219,058 |

Hawthorne Community Redevelopment Agency Special Tax for Community Facilities District No. 99-1 Series 2000 B

| 1,675,000 | 7.20 | 10/01/2025 | 1,738,650 |

Hawthorne Community Redevelopment Agency Tax Allocation for Hawthorne Plaza Project Series 2001

| 2,375,000 | 6.88 | 07/01/2020 | 2,389,060 |

Jurupa Unified School District GO Bonds for Election 2001 Series 2004 (FGIC) (AAA/Aaa)

| 1,000,000 | 5.00 | 08/01/2026 | 1,001,540 |
| 5,890,000 | 5.00 | 08/01/2028 | 5,890,825 |

Lake Elsinore Improvement Bond Act 1915 for Special Assessment District No. 93-1 Series 2000

| 1,950,000 | 7.00 | 09/02/2030 | 2,033,304 |

Long Beach Special Tax for Community Facilities District #6 Pike Series 2002

| 5,000,000 | 6.30 | 10/01/2032 | 4,953,300 |

Los Angeles Community College District GO Bonds Series 2001 II-R-71-A (MBIA) (RITES)¡

| 1,665,000 | 14.24 | 02/01/2009 | 2,160,337 |

Los Angeles Community College District GO Bonds Series 2001 II-R-71-B (MBIA) (RITES)¡

| 1,670,000 | 14.29 | 02/01/2009 | 2,130,503 |

Los Angeles Regional Airports Improvement Corp. RB for Facilities Sublease Continental Airlines Series 1994 (AMT) (B)

| 990,000 | 9.25 | 08/01/2024 | 1,015,671 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

California – (continued)

Los Angeles Regional Airports Improvement Corp. RB Series 2002 C (AMT) (B–/Caa2)

$ 7,140,000	7.00%	12/01/2012	$ 6,330,395
21,855,000	7.50	12/01/2024	18,992,432

Oceanside Community Development Commerce Tax Allocation for Downtown Redevelopment Project Series 2002 (Baa3)

| 1,500,000 | 5.75 | 09/01/2025 | 1,511,475 |

Orange County Community Facilities District Special Tax for No.1 Ladera Ranch Series 2000 A

| 1,000,000 | 6.20 | 08/15/2023 | 1,014,480 |

Palo Alto Improvement Bond Act 1915 Special Assessment for University Avenue Area Off Shore Parking Series 2002 A (BBB)

| 1,125,000 | 5.25 | 09/02/2016 | 1,142,179 |
| 1,185,000 | 5.25 | 09/02/2017 | 1,203,095 |

Richmond Improvement Bond Act 1915 for Special Assessment Improvement District No. 99-1 Series 2000

| 500,000 | 7.00 | 09/02/2017 | 516,405 |

San Leandro Community Facilities District No. 1 Special Tax Series 2000

| 1,690,000 | 6.40 | 09/01/2019 | 1,744,570 |

Santa Clara County Financing Authority RB for Measure B Transportation Improvement Program Series 2003 (A2)

| 4,425,000 | 5.00 | 08/01/2006 | 4,697,093 |

Santa Clara County Financing Authority Special Obligation RB for Measure B Transportation Improvement Program Series 2003 (A2)

| 1,060,000 | 5.00 | 08/01/2005 | 1,106,545 |

Soledad Improvement Bond Act 1915 for Special Assessment District No.1 The Vineyards Series 2000

| 1,985,000 | 7.25 | 09/02/2030 | 2,012,532 |

Upland Community Facilities District Special Tax for 2003-2 San Antonio Improvement Series 2004 1-A

| 4,000,000 | 6.00 | 09/01/2034 | 3,939,200 |
| | | | $ 322,117,176 |

Colorado – 0.7%

McKay Landing Metropolitan GO Bonds District No. 2 Series 2000

| $ 1,500,000 | 7.50% | 12/01/2019 | $ 1,583,445 |

Saddle Rock South Metropolitan GO Bonds Mill Levy Obligation Series 2000

| 3,000,000 | 7.20 | 12/01/2019 | 3,182,550 |

Tablerock Metropolitan District Colorado GO Bonds

| 2,750,000 | 7.00 | 12/01/2033 | 2,765,785 |

Vista Ridge Metropolitan District GO Bonds Series 2001

| 10,000,000 | 7.50 | 12/01/2031 | 10,502,900 |
| | | | $ 18,034,680 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Connecticut – 0.4%			
Connecticut GO Bonds for Residual Certificates Series 2001 515 (RITES) (Aa3)¡			
$ 3,485,000	13.85%	12/15/2013	$ 4,765,598
Connecticut Health and Educational Facility Authority RB for Bristol Hospital Series 2002 B (Radian) (AA)			
605,000	4.30	07/01/2007	633,138
445,000	4.50	07/01/2008	468,189
Connecticut Health and Educational Facility Authority RB for St. Mary's Hospital Corp. Series 1997 E (Baa3)			
695,000	5.88	07/01/2022	583,974
University of Connecticut GO Bonds Series 2004 PA 1255 (RITES) (MBIA)¡			
2,660,000	14.75	01/15/2011	3,754,989
			$ 10,205,888
District of Columbia – 1.0%			
District of Columbia Housing Finance Agency Mortgage RB for Single Family Series 1997 B (GNMA/FNMA) (AMT) (AAA)			
$ 2,355,000	6.35%	06/01/2028	$ 2,420,869
District of Columbia RB for Medstar University Hospital Series 2001 D (AAA/Aaa)‿^			
11,000,000	6.88	02/15/2007	12,375,990
District of Columbia Tobacco Settlement Financing Corp. Asset Backed RB Series 2001 (BBB/Baa3)			
6,800,000	6.75	05/15/2040	6,237,572
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 A PA 821 (RITES) (AA+)¡			
875,000	10.73	05/15/2024	759,255
District of Columbia Tobacco Settlement Financing Corp. RB Series 2001 B PA 821 (RITES) (AA+)¡			
3,000,000	11.23	05/15/2033	2,403,600
Washington D.C. Metropolitan Area Transportation Authority Gross Revenue RB for Rols RR II Series 2003 R 245 (MBIA) (RITES) (AAA)¡			
2,785,000	16.32	01/01/2010	3,807,374
			$ 28,004,660
Florida – 31.8%			
Ballantrae Community Development District RB for Capital Improvements Series 2004			
$ 5,000,000	6.00%	05/01/2035	$ 4,769,500
Beacon Tradeport Community Development District RB Special Assessment Project Series 2002 A (Radian) (AA)			
2,000,000	5.25	05/01/2016	2,122,080
Bella Terra Community Development District Special Assessment Series 2002			
1,795,000	5.65	11/01/2006	1,806,129
Bellalago Educational Facilities Benefits District RB for Capital Improvements Series 2004 A			
5,000,000	6.00	05/01/2033	5,000,000
Bonita Springs Vasari Community Development District RB for Capital Improvements Series 2001 A			
6,930,000	6.95	05/01/2032	7,249,542

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Bonnet Creek Resort Community Development District Special Assessment RB Series 2002			
$10,000,000	7.38%	05/01/2034	$ 10,404,600
2,000,000	7.50	05/01/2034	2,097,580
Brandy Creek Community Development District Special Assessment Series 2003 A			
3,510,000	6.35	05/01/2034	3,566,125
Brandy Creek Community Development District Special Assessment Series 2003 B			
3,000,000	5.40	05/01/2009	2,993,760
Briger Community Development District Special Assessment RB Series 2002 A			
3,000,000	6.75	05/01/2033	3,073,710
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 A			
6,000,000	7.00	05/01/2031	6,289,260
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2000 B			
385,000	6.60	05/01/2007	385,000
Brooks of Bonita Springs II Community Development District RB for Capital Improvements Series 2003 A			
1,645,000	6.13	05/01/2034	1,609,896
Capital Region Community Development District RB for Capital Improvement Series 2002 A			
12,275,000	6.70	05/01/2032	12,670,869
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-1			
1,120,000	6.70	05/01/2031	1,160,622
Capital Region Community Development District Special Assessment for Capital Improvement Series 2001 A-2			
2,960,000	6.85	05/01/2031	3,118,094
Capital Trust Agency RB for Seminole Tribe Convention Series 2002 A			
13,500,000	10.00	10/01/2033	16,408,575
Capital Trust Agency RB for Seminole Tribe Convention Series 2003 A			
3,000,000	8.95	10/01/2033	3,446,760
Celebration Community Development District Special Assessment Series 2003 A			
3,000,000	6.40	05/01/2034	3,052,080
Century Gardens Community Development District Special Assessment Series 2004			
2,395,000	5.90	05/01/2034	2,291,680
CFM Community Development District BANS Series 2003			
16,230,000	5.50	06/01/2004	16,221,560
Colonial Country Club Community Development District Florida Capital Improvement RB Series 2003			
11,500,000	6.40	05/01/2033	11,786,925
Concorde Estates Community Development District RB for Capital Improvement Series 2004 A			
2,350,000	5.85	05/01/2035	2,219,105
Concorde Estates Community Development District RB for Capital Improvement Series 2004 B			
2,300,000	5.00	05/01/2011	2,236,037

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Cory Lakes Community Development District for Special Assessment Series 2001 A			
$ 595,000	8.38%	05/01/2017	$ 651,966
Cory Lakes Community Development District for Special Assessment Series 2001 B			
1,080,000	8.38	05/01/2017	1,152,079
Country Greens Community Development District Special Assessment RB Series 2003			
6,100,000	6.63	05/01/2034	6,280,194
Crossings at Fleming Island Community Development District RB for Special Assessment Series 2000 C			
5,520,000	7.05	05/01/2015	5,813,774
Double Branch Community Development District Special Assessment Series 2002 A			
11,100,000	6.70	05/01/2034	11,675,202
Double Branch Community Development District Special Assessment Series 2003 B			
5,000,000	5.38	05/01/2008	5,046,700
Double Branch Community Development District Special Assessment Series 2003 C			
6,700,000	5.13	05/01/2008	6,622,816
East Park Community Development District Special Assessment Series 2002			
5,300,000	6.85	05/01/2033	5,508,343
Fishhawk Community Development District Special Assessment RB Series 2000			
310,000	6.65	05/01/2007	317,328
Fishhawk Community Development District II Special Assessment RB Series 2003 A			
3,000,000	6.25	05/01/2034	3,050,250
Fishhawk Community Development District II Special Assessment RB Series 2003 B			
4,730,000	5.00	11/01/2007	4,756,867
Fleming Island Plantation Community Development District RB for Special Assessment Series 2000 B			
5,625,000	7.30	05/01/2015	6,063,750
Gateway Services Community Development District Special Assessment for Stoneybrook Project Series 2003			
5,500,000	5.50	07/01/2008	5,517,215
Gateway Services Community Development District Special Assessment for Sun City Center-Fort Meyers Project Series 2003 A			
2,700,000	6.50	05/01/2033	2,733,615
Gateway Services Community Development District Special Assessment for Sun City Center-Fort Meyers Project Series 2003 B			
1,960,000	5.50	05/01/2010	1,963,410
Gateway Services District Water & Sewer RB Refunding Series 2003			
2,410,000	6.00	10/01/2019	2,326,277
Grand Hampton Community Development District RB for Capital Improvement Series 2003			
5,200,000	6.15	05/01/2034	5,123,820

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Grand Haven Community Development District Special Assessment Series 2002			
$ 3,200,000	6.13%	11/01/2007	$ 3,263,712
Grand Haven Community Development District Special Assessment Series 2003			
6,200,000	5.20	11/01/2007	6,247,120
Greyhawk Landing Community Development District Special Assessment Series 2002 A			
3,025,000	7.00	05/01/2033	3,205,804
Greyhawk Landing Community Development District Special Assessment Series 2002 B			
2,490,000	6.25	05/01/2009	2,531,683
Griffin Lakes Community Development District Special Assessment Series 2002 A			
4,600,000	6.70	05/01/2033	4,730,226
Habitat Community Development RB Series 2004			
4,745,000	5.85	05/01/2035	4,486,919
Halifax Hospital Medical Center RB Series 1999 A			
955,000	7.25	10/01/2024	1,023,053
Hamal Community Development District Special Assessment Series 2001			
3,725,000	6.75	05/01/2031	3,824,309
Harbor Bay Community Development District Special Assessment for Capital Improvement Series 2001 A			
2,370,000	7.00	05/01/2033	2,505,043
Harbour Isles Community Development District Special Assessment Series 2004			
4,365,000	6.13	05/01/2035	4,324,056
Harbour Lake Estates Community Development District Special Assessment Series 2001			
2,945,000	6.40	02/01/2006	2,988,645
Harbourage at Braden River Community Development District Special Assessment for Capital Improvement Series 2003 A			
3,000,000	6.13	05/01/2034	2,910,300
Heritage Harbour South Community Development District RB for Capital Improvement Series 2002 A			
4,000,000	6.50	05/01/2034	4,114,360
Heritage Harbour South Community Development District RB for Capital Improvement Series 2003 A			
1,235,000	6.20	05/01/2035	1,234,630
Heritage Harbour South Community Development District RB for Capital Improvement Series 2003 B			
2,680,000	5.25	11/01/2008	2,662,714
Heritage Isles Community Development District RB for Special Assessment Series 2002			
3,395,000	5.90	11/01/2006	3,431,666
Hypoluxo/Haverhill Community Development District Special Assessment Series 2002 A			
1,400,000	6.75	05/01/2033	1,444,758
Indian Trace Development District Special Assessment for Isles at Weston Project Series 2003			
2,000,000	5.50	05/01/2033	1,919,380
Indigo Community Development District RB for Capital Improvement Series 1999 B			
2,905,000	6.40	05/01/2006	2,928,066

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Islands at Doral Florida Special Assessment Series 2003			
$ 1,820,000	6.38%	05/01/2035	$ 1,866,155
Julington Creek Plantation Community Development District			
Special Assessment Series 2002 (MBIA) (AAA/Aaa)			
2,970,000	4.75	05/01/2019	3,005,313
Killarney Community Development District Special			
Assessment Series 2004 A			
2,535,000	6.00	05/01/2035	2,497,001
Killarney Community Development District Special			
Assessment Series 2004 B			
4,675,000	5.13	05/01/2009	4,583,697
Laguna Lakes Community Development District Florida			
Special Assessment RB Series 2003 A			
2,500,000	6.40	05/01/2033	2,534,275
Laguna Lakes Community Development District Florida			
Special Assessment RB Series 2003 B			
4,260,000	5.25	11/01/2007	4,292,333
Lake Powell Residential Golf Community Development			
District Special Assessment Series 2000 A			
3,090,000	7.45	05/01/2022	3,286,833
4,325,000	7.50	05/01/2032	4,608,504
Lakewood Ranch Community Development District No. 4			
Special Assessment RB Series 2004			
2,000,000	5.95	05/01/2034	1,967,460
Lakewood Ranch Community Development District No. 5			
Special Assessment RB Series 2001 A			
4,930,000	6.70	05/01/2031	5,115,763
Lakewood Ranch Community Development District No. 5			
Special Assessment RB Series 2003			
3,585,000	5.30	11/01/2007	3,614,791
Lee County IDA Health Care Facilities RB for Shell Point			
Village Project Series 1999 A (BBB–)			
6,000,000	5.50	11/15/2029	5,625,180
Lexington Oaks Community Development District Special			
Assessment Series 2002 A			
2,500,000	6.70	05/01/2033	2,577,150
Live Oak Community Development District No. 001 Special			
Assessment Series 2003 A			
4,500,000	6.30	05/01/2034	4,562,010
Live Oak Community Development District No. 001 Special			
Assessment Series 2003 B			
8,250,000	5.30	05/01/2008	8,288,115
Longleaf Community Development District Special			
Assessment Series 2001			
1,420,000	7.25	05/01/2009	1,450,360
Maple Ridge Community Development District Special			
Assessment Series 2000 A			
1,570,000	7.15	05/01/2031	1,683,982
Maple Ridge Community Development District Special			
Assessment Unrefunded Balance Series 2000 B			
600,000	6.15	11/01/2004	601,650
Marion County IDA RB for Little Sumter Utility Co. Project			
Series 2000 (AMT)			
1,525,000	7.08	10/01/2020	1,531,496
435,000	7.15	10/01/2030	436,849

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Marshall Creek Community Development District Special			
Assessment Series 2002			
$ 3,000,000	6.63%	05/01/2032	$ 3,077,370
Meadow Pointe II Community Development District RB for			
Capital Improvement Series 2000			
875,000	6.65	04/01/2005	885,841
Meadow Pointe II Community Development District RB for			
Capital Improvement Series 2004 (Baa3)			
660,000	3.40	05/01/2010	628,168
685,000	3.70	05/01/2011	651,182
710,000	3.88	05/01/2012	669,885
300,000	4.00	05/01/2013	281,415
1,745,000	4.60	05/01/2018	1,637,752
Meadow Pointe III Community Development District RB for			
Capital Improvement Series 2001 A			
3,000,000	6.85	05/01/2033	3,125,400
Meadow Pointe III Community Development District RB for			
Capital Improvement Series 2003 A			
3,970,000	6.40	05/01/2034	4,072,069
Meadow Pointe III Community Development District RB for			
Capital Improvement Series 2003 B			
3,785,000	5.25	11/01/2007	3,813,728
Meadow Pointe III Community Development District RB for			
Capital Improvement Series 2004-1			
4,130,000	4.80	11/01/2009	4,058,055
Meadow Pointe IV Community Development District GO			
Bonds for Capital Improvement Series 2003 B			
3,785,000	5.13	11/01/2007	3,809,678
Meadow Pointe IV Community Development District RB for			
Capital Improvement Series 2003 A			
2,790,000	6.30	05/01/2034	2,841,001
Mediterra North Community Development District RB for			
Capital Improvement Series 2001 A			
3,855,000	6.80	05/01/2031	3,986,880
Mediterra South Community Development District RB for			
Capital Improvement Series 1999 A			
480,000	6.95	05/01/2031	500,722
Mediterra South Community Development District RB for			
Capital Improvement Series 1999 B			
40,000	6.25	05/01/2004	40,000
Mediterra South Community Development District RB for			
Capital Improvement Series 2001			
1,620,000	6.85	05/01/2031	1,680,458
Mediterra South Community Development District RB for			
Capital Improvement Series 2003 A			
5,035,000	6.38	05/01/2034	5,098,491
Mediterra South Community Development District RB for			
Capital Improvement Series 2003 B			
5,110,000	5.50	05/01/2010	5,096,663
Miami Beach Health Facilities Authority Hospital RB for			
Mount Sinai Medical Center Series 2001 (BB/Ba2)			
2,970,000	5.50	11/15/2035	2,973,683
Miami Beach Health Facilities Authority Hospital RB for			
Mount Sinai Medical Center Series 2001 A (BB/Ba2)			
6,345,000	6.13	11/15/2011	6,238,277

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Miami Beach Health Facilities Authority Hospital RB for Mount Sinai Medical Center Series 2004 (BB/Ba2)			
$13,600,000	6.75%	11/15/2029	$ 13,290,736
Middle Village Community Development District Special Assessment Series 2004 A			
5,000,000	5.80	05/01/2022	4,905,300
13,000,000	6.00	05/01/2035	13,012,090
Middle Village Community Development District Special Assessment Series 2004 B			
2,000,000	5.00	05/01/2009	1,981,580
Middle Village Community Development District Special Assessment Series 2004 C			
830,000	5.13	05/01/2009	820,911
Narcoossee Community Development District Special Assessment Series 2002 A			
5,100,000	6.85	05/01/2033	5,354,592
Narcoossee Community Development District Special Assessment Series 2002 B			
1,500,000	5.75	05/01/2008	1,519,680
Oakstead Community Development District RB for Capital Improvement Series 2002 A			
4,795,000	6.88	05/01/2033	5,040,600
Oakstead Community Development District RB for Capital Improvement Series 2002 B			
4,615,000	5.90	05/01/2007	4,674,072
Oakstead Community Development District RB for Capital Improvement Series 2003			
1,560,000	5.20	11/01/2007	1,557,535
Orlando Urban Community Development District Special Assessment Series 2001 A			
8,000,000	6.95	05/01/2033	8,399,760
Panther Trace Community Development District Special Assessment Series 2002 A			
1,500,000	7.25	05/01/2033	1,601,400
Park Place Community Development District Special Assessment Series 2003			
4,505,000	6.38	05/01/2034	4,588,703
Parklands West Community Development District Special Assessment Series 2001 A			
3,460,000	6.90	05/01/2032	3,602,102
Parklands West Community Development District Special Assessment Series 2001 B			
775,000	6.00	05/01/2006	781,766
Parkway Center Community Development District Special Assessment Series 2000 A			
832,329	8.25	05/01/2031	665,863
Parkway Center Community Development District Special Assessment Series 2000 B			
6,128,206	8.00	05/01/2010	4,902,565
Pier Park Community Development District RB for Capital Improvement Series 2002 1			
14,670,000	7.15	05/01/2034	15,093,523
Pier Park Community Development District RB for Capital Improvement Series 2002 2			
1,330,000	7.15	05/01/2034	1,357,770

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Poinciana Community Development District Special Assessment Series 2000 A			
$ 5,910,000	7.13%	05/01/2031	$ 6,177,191
Renaissance Community Development District RB for Capital Improvement Series 2002 A			
7,400,000	7.00	05/01/2033	7,802,412
Renaissance Community Development District RB for Capital Improvement Series 2002 B			
1,750,000	6.25	05/01/2008	1,798,317
Reunion East Community Development District Special Assessment Series 2002 A			
20,190,000	7.20	05/01/2022	21,329,523
2,325,000	7.38	05/01/2033	2,459,269
Reunion East Community Development District Special Assessment Series 2002 B			
4,035,000	5.90	11/01/2007	4,095,283
Reunion East Community Development District Special Assessment Series 2003			
1,500,000	5.20	11/01/2007	1,499,520
Reunion West Community Development District Special Assessment BANS Series 2003			
10,000,000	5.25	10/01/2004	10,000,600
Rivercrest Community Development District Special Assessment Series 2001			
5,545,000	7.00	05/01/2032	5,832,231
Riverside Park Community Development District Special Assessment Series 2004			
2,025,000	6.13	05/01/2034	1,985,816
Saddlebrook Community Development District Special Assessment Series 2001 A			
5,110,000	6.90	05/01/2033	5,339,541
Saddlebrook Community Development District Special Assessment Series 2001 B			
490,000	6.25	05/01/2009	503,754
Sampson Creek Community Development District Capital Improvement Special Assessment Series 2000 A			
2,310,000	6.95	05/01/2031	2,422,012
Seven Oaks Community Development District I RB Special Assessment Series 2002			
4,455,000	5.60	11/01/2007	4,485,472
Seven Oaks Community Development District II RB Special Assessment Series 2003 A			
4,760,000	6.40	05/01/2034	4,875,192
Seven Oaks Community Development District II RB Special Assessment Series 2003 B			
3,500,000	5.30	11/01/2008	3,522,190
South Bay Community Development District BANS Series 2004			
30,000,000	5.00	04/01/2005	29,967,900
South Dade Venture Community Development District Special Assessment Series 2004			
2,815,000	6.00	05/01/2024	2,791,326
South Forks Community Development RB Series 2003			
2,570,000	6.15	05/01/2033	2,566,196

The accompanying notes are an integral part of these financial statements.

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Spicewood Community Development District Special Assessment Series 2003 A			
$ 3,000,000	6.10%	05/01/2034	$ 2,995,590
St. Johns Forest Community Development District RB for Capital Improvement Series 2003 A			
5,160,000	6.13	05/01/2034	5,178,886
St. Johns Forest Community Development District RB for Capital Improvement Series 2003 B			
825,000	5.30	05/01/2010	819,588
St. Lucie West Services District Capital Improvement RB for Road Project Series 1999			
1,195,000	5.88	05/01/2009	1,221,254
Sterling Hill Community Development District RB for Capital Improvement Series 2003 A			
4,000,000	6.20	05/01/2035	4,010,640
Sterling Hill Community Development District RB for Capital Improvement Series 2003 B			
3,000,000	5.50	11/01/2010	2,991,510
Stonegate Community Development District RB Special Assessment Series 2004			
2,250,000	6.13	05/01/2034	2,238,233
Stonelake Ranch Community Development District Special Assessment Series 2004 A			
3,615,000	5.90	05/01/2034	3,531,313
Sumter County IDA RB for North Sumter Utility Co. LLC Project Series 2002 (AMT)			
6,950,000	6.80	10/01/2032	6,984,959
Sumter County IDA RB for North Sumter Utility Co. LLC Project Series 2003 (AMT)			
4,625,000	6.90	10/01/2034	4,637,811
Sumter Landing Community Development District Special Assessment Series 2003			
10,000,000	6.95	05/01/2033	10,361,300
Tomoka Community Development District Series 2004 A			
8,250,000	6.10	05/01/2035	8,206,522
University Place Community Development District Special Assessment Series 2001 A			
1,745,000	7.00	05/01/2032	1,825,916
University Place Community Development District Special Assessment Series 2001 B			
780,000	6.10	05/01/2007	791,021
Venetian Community Development District RB for Capital Improvement Series 2002 A			
4,000,000	6.75	05/01/2034	4,127,880
Village Center Community Development District Recreational RB SubSeries 1998 B			
2,175,000	8.25	01/01/2017	2,329,295
Village Center Community Development District Recreational RB SubSeries 1998 C			
2,180,000	7.38	01/01/2019	2,303,126
Village Center Community Development District Recreational RB SubSeries 2003			
4,005,000	6.35	01/01/2018	4,152,704

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Florida – (continued)			
Village Community Development District No. 3 Special Assessment Series 2002			
$ 8,155,000	6.50%	05/01/2032	$ 8,412,861
Village Community Development District No. 4 Special Assessment Series 2000			
3,800,000	7.15	05/01/2018	4,062,922
Village Community Development District No. 4 Special Assessment Series 2002			
5,235,000	6.88	05/01/2022	5,532,819
6,900,000	6.95	05/01/2032	7,279,017
Village Community Development District No. 4 Special Assessment Series 2003			
500,000	6.50	05/01/2033	513,165
Village Community Development District No. 5 Special Assessment Series 2002 A			
20,000,000	6.50	05/01/2033	20,632,400
Village Community Development District No. 5 Special Assessment Series 2002 B			
4,870,000	5.40	05/01/2007	4,919,382
Village Community Development District No. 5 Special Assessment Series 2003 A			
4,455,000	6.00	05/01/2022	4,500,574
21,000,000	6.10	05/01/2034	21,229,320
Village Community Development District No. 5 Special Assessment Series 2003 B			
15,600,000	5.00	05/01/2008	15,577,536
Village Community Development District No. 6 Special Assessment RB Series 2004			
5,710,000	5.63	05/01/2022	5,591,232
44,535,000	5.80	05/01/2035	43,917,745
Villasol Community Development District Special Assessment RB Series 2003 A			
4,160,000	6.60	05/01/2034	4,306,598
Villasol Community Development District Special Assessment RB Series 2003 B			
1,735,000	5.38	05/01/2008	1,749,401
Vista Lakes Community Development District RB for Capital Improvement Series 2002 A			
3,750,000	6.75	05/01/2034	3,894,188
Vizcaya Community Development District Special Assessment Series 2002			
6,500,000	5.90	05/01/2007	6,583,200
Vizcaya Community Development District Special Assessment Series 2003 B			
3,325,000	5.40	11/01/2007	3,326,164
Walnut Creek Community Development District Special Assessment Series 2000 A			
4,065,000	7.30	05/01/2021	4,379,916
Waterchase Community Development District RB for Capital Improvement Series 2001 A			
2,950,000	6.70	05/01/2032	3,064,549
Waterlefe Community Development District RB for Capital Improvement Series 2001 A			
980,000	6.95	05/01/2031	1,030,862

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Florida – (continued)

Westchester Community Development District No. 1 Special Assessment for Community Infrastructure Series 2003

$20,000,000	6.13%	05/01/2035	$ 20,135,600

Wyndam Park Community Development District Special Assessment Series 2003

2,500,000	6.38	05/01/2034	2,546,450
			$ 854,152,916

Georgia – 0.5%

Atlanta Tax Allocation RB for Atlantic Station Project Series 2001

$10,000,000	7.75%	12/01/2014	$ 10,471,200

Fulton County Residential Care Facilities RB for Canterbury Court Project Series 2004 A

1,750,000	6.13	02/15/2034	1,697,605

Tift County IDA RB for Beverly Enterprises Project Series 2000

925,000	7.50	07/01/2010	933,899
			$ 13,102,704

Guam – 0.3%

Guam Government GO Bonds Series 1993 A (B)

$ 5,000,000	5.38%	11/15/2013	$ 4,898,000

Guam Government GO Bonds Series 1995 A (B)

3,300,000	5.75	09/01/2004	3,328,842
			$ 8,226,842

Hawaii – 0.4%

Hawaii Airport System RB Series 2001 II-R-59 (AMT) (FGIC) (RITES) (Aaa)¡

$ 2,500,000	19.14%	07/01/2015	$ 3,301,350

Hawaii Department of Transport Special Facilities RB for Continental Airlines Inc. Series 1997 (AMT) (B/Caa2)

3,650,000	5.63	11/15/2027	2,694,649

Hawaii Department of Transport Special Facilities RB for Continental Airlines Inc. Series 2000 (AMT) (B/Caa2)

460,000	7.00	06/01/2020	413,398

Hawaii Improvement District RB No. 17 Special Assessment Kaloko Subdivision Series 2001

3,655,000	7.38	08/01/2011	3,751,309
			$ 10,160,706

Illinois – 1.7%

Chicago Single Family Mortgage RB for Collateral Series 2001 A (FHLMC/FNMA/GNMA) (AMT) (AAA/Aaa)

$ 4,735,000	6.25%	10/01/2032	$ 5,128,005

Chicago, Illinois Special Assessment for Lake Shore East Series 2003

4,000,000	6.75	12/01/2032	4,077,600

Chicago, Illinois Tax Increment for Allocation Sub-Central Loop Redevelopment Series 2000 A

250,000	6.50	12/01/2005	260,510

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Illinois – (continued)

Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A (ACA) (A)

$ 250,000	6.50%	12/01/2006	$ 272,470
2,000,000	6.50	12/01/2008	2,232,800

Chicago, Illinois Tax Increment for Central Loop Redevelopment Series 2000 A

6,550,000	6.50	12/01/2007	6,982,038

Illinois Development Finance Authority PCRB for Amerencips Series 2000 A (A/A2)⌐

6,050,000	5.50	02/28/2014	6,319,648

Illinois Educational Facilities Authority Student Housing RB for Educational Advancement Fund University Center Project Series 2002 (Baa2)

8,000,000	6.25	05/01/2030	8,142,880
5,500,000	6.25	05/01/2034	5,644,760

Illinois Health Facilities Authority RB for Loyola University Health Systems Series 2001 A (Baa1)

2,000,000	6.00	07/01/2021	2,032,020

Ottawa Illinois Health Care Facilities RB for Ottawa Community Hospital Series 2004 (Radian) (AA)

1,900,000	5.13	08/15/2019	1,926,296
1,100,000	5.00	08/15/2021	1,087,394
1,000,000	5.20	08/15/2024	986,370

Robbins Resources Recovery RB for Restructuring Project Series 1999 C (AMT)

416,968	7.25	10/15/2009	295,835
			$ 45,388,626

Indiana – 0.3%

Indiana Health Facility Financing Authority Hospital RB for Community Foundation Northwest Industry Series 2001 A (BBB–)

$ 1,500,000	6.38%	08/01/2031	$ 1,504,170

Indianapolis Airport Authority RB for Special Facilities United Air Lines Project Series 1995 A (AMT) (D)Ø

10,000,000	6.50	11/15/2031	3,173,300

Jasper County Industrial Economic Development RB for Georgia Pacific Corp. Project Series 2000 (AMT) (Ba3)

2,500,000	6.70	04/01/2029	2,518,250
			$ 7,195,720

Iowa – 1.8%

Tobacco Settlement Authority RB Series 2001 B (BBB/Baa3)

$28,240,000	5.30%	06/01/2025	$ 23,222,599
30,000,000	5.60	06/01/2035	23,849,100
			$ 47,071,699

Kansas – 0.1%

University Hospital Authority Health Facilities RB for Kansas University Health System Series 2002 (A–)

$ 1,675,000	5.63%	09/01/2032	$ 1,697,914

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Kentucky – 1.0%			
Kenton County Airport Board RB for Special Facilities Delta Airlines Project Series 1992 A (AMT) (CCC/Caa2)			
$ 5,490,000	7.50%	02/01/2020	$ 4,768,339
5,380,000	7.13	02/01/2021	4,481,217
8,780,000	6.13	02/01/2022	6,509,141
Kentucky Economic Development Finance Authority RB for Appalachian Regional Health Care Series 1997 (BB–)			
500,000	5.70	10/01/2010	483,615
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 B (MBIA) (AAA/Aaa)@			
2,000,000	0.00	10/01/2022	743,560
Kentucky Economic Development Finance Authority RB for Norton Healthcare Inc. Series 2000 C (MBIA) (AAA/Aaa)§			
6,750,000	0.00/6.00	10/01/2018	6,840,383
Russell RB Series 2000 PA 803 (ETM) (RITES)¡			
3,000,000	14.68	11/15/2005	3,604,380
			$ 27,430,635
Louisiana – 1.1%			
Hodge Utility RB Series 2003 (AMT) (B)			
$ 6,750,000	7.45%	03/01/2024	$ 6,801,975
Louisiana Health and Educational Authority RB for Lambeth House Series 1998 A			
590,000	5.25	01/01/2005	591,274
Louisiana Offshore Terminal Authority Deepwater Port RB for Loop LLC Project Series 2003 C (A/A3)			
5,000,000	5.25	09/01/2015	5,183,750
3,500,000	5.25	09/01/2016	3,607,310
Saint Charles Parish PCRB Series 1999 A (BBB–/Baa3)			
2,000,000	4.90	06/01/2005	2,047,440
Tobacco Settlement Financing Corp. RB for Louisiana Asset Backed Bonds Series 2001 B (BBB/Baa3)			
6,460,000	5.88	05/15/2039	5,376,852
Tobacco Settlement Financing Corp. RB Series 2001 PA 951(RITES)¡			
7,685,000	8.80	05/15/2024	5,407,781
West Feliciana Parish PCRB for Gulf State Utilities Co. Series 1984 (BB+/Ba1)			
1,500,000	7.70	12/01/2014	1,522,560
			$ 30,538,942
Maryland – 1.8%			
Anne Arundel County Special Obligation RB for Aundel Mills Project Series 2004 (AA+/Aa1)			
$ 1,230,000	5.13%	07/01/2029	$ 1,252,287
Baltimore Maryland Special Obligation RB for Clipper Mill Project Series 2004			
4,627,000	6.25	09/01/2033	4,618,394
Baltimore Maryland Special Obligation RB for Harborview Lot No. 2 Series 2003			
3,000,000	6.50	07/01/2031	3,066,060
Baltimore Maryland Special Obligation RB for Strathdale Manor Project Series 2003			
3,750,000	7.00	07/01/2033	3,875,175

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Maryland – (continued)			
Maryland GO Bonds for Capital Improvement State and Local Facilities 1st Series 2003 A (AAA/Aaa)			
$ 9,750,000	5.25%	03/01/2009	$ 10,770,825
Maryland State Department of Transportation RB Series 2004 PA 1259 (RITES)¡			
5,825,000	14.75	05/01/2012	8,038,034
Maryland State Health & Higher Educational Facilities Authority RB for Medstar Health Series 2004 (BBB/Baa2)			
1,000,000	5.75	08/15/2016	1,046,460
4,500,000	5.38	08/15/2024	4,313,835
10,750,000	5.50	08/15/2033	10,387,940
Prince Georges County RB for Dimensions Health Corp. Project Series 1994 (B3)			
560,000	5.30	07/01/2024	407,098
			$ 47,776,108
Massachusetts – 1.0%			
Massachusetts GO Bonds Series 2001 II-R-101(FSA) (Aaa)¡			
$ 2,500,000	14.41%	12/01/2014	$ 3,447,600
Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 A			
700,000	8.00	12/15/2004	705,530
3,000,000	9.00	12/15/2015	3,404,250
Massachusetts Health and Educational Facilities Authority RB for Civic Investments Series 2002 B			
2,000,000	9.20	12/15/2031	2,288,000
Massachusetts Health and Educational Facilities Authority RB for Saint Memorial Medical Center Series 1993 A (Ba2)			
765,000	5.75	10/01/2006	766,890
Massachusetts State GO Bonds Series 2002 A (MBIA) (AAA/Aaa)			
15,000,000	5.50	02/01/2009	16,653,600
			$ 27,265,870
Michigan – 1.5%			
Flint Michigan Hospital Building Authority RB for Hurley Medical Center Series 1998 B (Baa3)			
$ 1,250,000	5.38%	07/01/2028	$ 1,047,837
Flint Michigan Hospital Building Authority RB for Hurley Medical Center Refunding Series 2003 (BBB–/Baa3)			
3,205,000	5.50	07/01/2008	3,322,912
Midland County Economic Development RB for Obligation-Midland Series 2000 B (BB–/Ba3)			
5,000,000	6.75	07/23/2009	5,192,000
Midland County Economic Development RB for Sub-Ltd. Obligation Series 2000 A (AMT) (BB–/Ba3)			
11,150,000	6.88	07/23/2009	11,568,683
Wayne Charter County Special Airport Facilities RB for Northwest Airlines Inc. Series 1995			
13,250,000	6.75	12/01/2015	12,102,020
Wayne Charter County Special Airport Facilities RB for Northwest Airlines Inc. Series 1999 (AMT)			
8,235,000	6.00	12/01/2029	6,308,751
			$ 39,542,203

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Minnesota – 1.0%

Becker PCRB for Northern States Power Series 2000 A (BBB+/A2)

| $10,000,000 | 8.50% | 04/01/2030 | $ 11,738,500 |

Duluth Economic Development Authority Health Care Facilites RB for St. Luke's Hospital Series 2002 (BB)

| 7,500,000 | 7.25 | 06/15/2032 | 7,815,525 |

Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Project Series 2001 A (AMT)

| 3,000,000 | 7.00 | 04/01/2025 | 2,689,950 |

Minneapolis and St. Paul Metropolitan Airports Special Facilities RB for Northwest Airlines Project Series 2001 B (AMT)⌐

| 1,500,000 | 6.50 | 04/01/2005 | 1,417,380 |

St. Paul Housing and Redevelopment Hospital Authority RB for Healtheast Project Series 1993 A (BB/Ba2)

| 4,375,000 | 6.63 | 11/01/2017 | 4,383,225 |
| | | | $ 28,044,580 |

Mississippi – 0.7%

Mississippi Business Finance Corp. PCRB for Systems Energy Resources Inc. Project Series 1998 (BBB–/Ba1)

| $13,635,000 | 5.88% | 04/01/2022 | $ 13,745,853 |

Mississippi Home Corp. Housing RB for Mississippi Valley State Student Housing Project Series 2003 8A (ACA) (A)

| 5,000,000 | 5.50 | 12/01/2035 | 4,740,100 |
| | | | $ 18,485,953 |

Missouri – 0.0%

Kansas City IDA RB for Air Cargo Series 2002 (AMT) (Baa3)

| $ 1,295,000 | 6.25% | 01/01/2030 | $ 1,285,080 |

Montana – 0.3%

Forsyth Montana PCRB Refunding Portland General Series 1998-A-RMKT 5/1/03 (BBB+/Baa2)⌐

| $ 6,500,000 | 5.20% | 05/01/2009 | $ 6,803,485 |

Nebraska – 0.1%

Douglas County Hospital Authority No. 002 RB for Nebraska Medical Center Series 2003 (A2)

| $ 3,500,000 | 5.00% | 11/15/2015 | $ 3,605,875 |

Nevada – 2.1%

Clark County Improvement District No. 142-LOC Special Assessment Series 2003

$ 1,460,000	5.80%	08/01/2015	$ 1,460,978
5,000,000	6.10	08/01/2018	4,949,400
4,000,000	6.38	08/01/2023	3,954,520

Clark County Industrial Development RB for Nevada Power Co. Project Series 1995 B (AMT) (B–)

| 6,865,000 | 5.90 | 10/01/2030 | 6,117,196 |

Clark County Industrial Development RB for Nevada Power Co. Project Series 1995 C (B+)

| 710,000 | 5.50 | 10/01/2030 | 609,570 |

Clark County Industrial Development RB for Southwest Gas Corp. Project Series 2003 C (BBB–/Baa2)⌐

| 4,835,000 | 5.45 | 03/01/2013 | 5,154,013 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Nevada – (continued)

Clark County PCRB for Southern California Series 2000 C RMKT 3/1/04 (AMT) (BBB–/Baa3)⌐

| $ 5,000,000 | 3.25% | 03/02/2009 | $ 4,888,750 |

Clark County School District GO Bonds Series 2003 PA 1220 (MBIA) (RITES) (AAA)¡

| 4,475,000 | 17.66 | 06/15/2010 | 6,723,509 |

Henderson Health Care Facility RB for Catholic Healthcare West Series 2004 A (BBB+/Baa1)

| 7,000,000 | 5.63 | 07/01/2024 | 6,861,890 |

Henderson Local Improvement Districts No. T-14 Special Assessment Series 2003

| 2,000,000 | 5.55 | 03/01/2017 | 2,000,280 |

Las Vegas Local Improvement Bonds Special Assessment District No. 808 Summerlin Area Series 2001

| 1,150,000 | 5.70 | 06/01/2008 | 1,177,255 |
| 2,000,000 | 6.75 | 06/01/2021 | 2,060,220 |

North Las Vegas Local Improvement Special Assessment for Special Improvement District No. 60-Aliante Series 2003

| 1,000,000 | 6.13 | 12/01/2017 | 1,012,700 |
| 1,500,000 | 6.40 | 12/01/2022 | 1,518,735 |

Washoe County Water Facilities RB for Sierra Pacific Power Co. Series 2001 (AMT) (BB)⌐

| 8,000,000 | 5.00 | 07/01/2009 | 7,961,520 |
| | | | $ 56,450,536 |

New Hampshire – 0.1%

New Hampshire Health & Educational Facilities Authority RB for Southern New Hampshire Medical Center Series 2004 A (Radian) (AA)

$ 900,000	5.00%	10/01/2013	$ 942,183
1,800,000	5.00	10/01/2015	1,859,688
900,000	5.00	10/01/2018	905,373
			$ 3,707,244

New Jersey – 3.9%

New Jersey Economic Development Authority RB for First Mortgage of The Presbyterian Home Series 2001 A

| $ 1,500,000 | 6.25% | 11/01/2020 | $ 1,503,090 |

New Jersey Economic Development Authority Retirement RB for Seabrook Village Inc. Series 2000 A

| 2,500,000 | 8.00 | 11/15/2015 | 2,702,900 |

New Jersey Economic Development Authority Special Facilities RB for Continental Airlines Inc. Project Series 1998 (AMT) (CCC+/Caa2)

| 7,480,000 | 5.50 | 04/01/2028 | 5,071,365 |

New Jersey Economic Development Authority Special Facilities RB for Continental Airlines Inc. Project Series 1999 (AMT) (B/Caa2)

| 5,190,000 | 6.25 | 09/15/2019 | 4,262,028 |
| 9,185,000 | 6.25 | 09/15/2029 | 7,180,741 |

New Jersey Health Care Facilities Financing Authority RB for Palisades Medical Center of New York Healthcare Series 2002 (BBB–/Baa3)

| 820,000 | 6.50 | 07/01/2021 | 840,041 |
| 500,000 | 6.63 | 07/01/2031 | 511,620 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New Jersey – (continued)			
New Jersey Health Care Facilities Financing Authority RB for South Jersey Hospital Series 2002 (Baa1)			
$ 2,000,000	6.00%	07/01/2032	$ 2,042,680
New Jersey Health Care Facilities Financing Authority RB for St. Peters University Hospital Series 2000 A (BBB+/Baa1)			
1,500,000	6.88	07/01/2030	1,636,920
Tobacco Settlement Financing Corp. RB Series 2003 (BBB/Baa3)			
5,560,000	6.75	06/01/2039	5,254,478
2,500,000	7.00	06/01/2041	2,470,575
55,860,000	6.25	06/01/2043	48,880,851
Tobacco Settlement Financing Corp. RB for New Jersey Asset Backed Bonds Series 2002 (BBB/Baa3)			
9,060,000	6.00	06/01/2037	7,733,616
3,445,000	6.13	06/01/2042	2,960,909
Union County Utilities Authority RB for Ogden Martin Series 1998 A (AMBAC) (AMT) (AAA/Aaa)			
6,970,000	5.50	06/01/2009	7,580,154
3,625,000	5.50	06/01/2010	3,925,150
			$ 104,557,118
New Mexico – 1.1%			
Farmington PCRB for El Paso Electric Co. Project Series 2002 A (BB+/Ba1)ˆ			
$ 7,500,000	6.38%	08/01/2005	$ 7,812,600
Farmington PCRB for Public Service Co. San Juan Series 1996 B (BBB/Baa2)			
1,500,000	6.30	12/01/2016	1,592,715
Farmington PCRB for Public Service Co. San Juan Series 2003 B (BBB/Baa2)ˆ			
8,000,000	2.10	04/01/2006	7,956,960
Farmington PCRB for Southern California Edison Co. Series 1993 A (MBIA) (AAA/Aaa)			
5,000,000	5.88	06/01/2023	5,065,600
Farmington PCRB for Tucson Electric Power Co. San Juan Series 1997 A (B+/Ba3)			
3,000,000	6.95	10/01/2020	3,127,800
New Mexico Finance Authority Cigarette Tax RB for University of New Mexico Health Series 2004 A (MBIA) (AAA/Aaa)			
1,570,000	5.00	04/01/2017	1,632,706
1,000,000	5.00	04/01/2018	1,037,510
			$ 28,225,891
New York – 5.0%			
Metropolitan Transport Authority RB Series 2002 PA 1027 (AMBAC) (RITES)¡			
$ 5,000,000	9.60%	05/15/2010	$ 6,016,600
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 A (A3)			
400,000	6.25	11/01/2021	423,756
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 B (A3)			
1,265,000	5.88	11/01/2011	1,387,401
New York – (continued)			
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 C (A3)			
$ 820,000	5.63%	11/01/2010	$ 889,536
Nassau County IDA Civic Facility RB for North Shore Health System Project Series 2001 D (A3)			
1,000,000	5.63	11/01/2009	1,081,990
New York City IDA Civic Facility RB for Polytechnic University Project Series 2000 (BB+/Ba2)			
150,000	5.20	11/01/2007	144,675
2,000,000	6.00	11/01/2020	1,748,000
New York City IDA Civic Facility RB for Staten Island University Hospital Project Series 2001 B (Ba3)			
1,000,000	6.38	07/01/2031	980,290
New York City IDA Special Facilities RB for British Airways PLC Project Series 1998 (AMT) (BB+/Ba2)			
3,735,000	5.25	12/01/2032	2,738,203
1,530,000	7.63	12/01/2032	1,512,864
New York City IDA Special Facilities RB for Continental Airlines Inc. Series 2003 (AMT) (CCC+)			
3,000,000	7.25	11/01/2008	2,928,090
4,055,000	8.00	11/01/2012	3,891,137
2,685,000	8.38ˆ	11/01/2012	2,571,881
New York City Transitional Finance Authority RB Series 2002 R PA 1043 (RITES) (AA+)¡			
8,000,000	9.82	11/01/2009	9,848,800
New York Convention Center Operating Corp. COPS for Yale Building Acquisition Project Series 2003			
4,000,000	5.25	06/01/2008	4,138,480
New York GO Bonds Series 2003 A (A/A2)			
4,000,000	5.00	08/01/2012	4,209,960
New York GO Bonds Series 2003 D (A/A2)			
4,570,000	5.25	10/15/2018	4,764,728
New York GO Bonds Series 2004 I (A/A2)			
5,000,000	5.00	08/01/2019	5,061,400
New York State Dormitory Authority Lease RB Series 2003 B (XLCA) (AAA/Aaa)ˆ			
10,000,000	5.25	07/01/2013	10,770,300
New York State Dormitory Authority RB for New York Methodist Hospital Series 2004 (A3)			
1,000,000	5.25	07/01/2024	1,002,120
2,000,000	5.25	07/01/2033	1,988,920
New York State Dormitory Authority RB for North Shore Long Island Jewish Group Series 2003 (A3)			
2,000,000	5.00	05/01/2018	2,037,100
2,000,000	5.50	05/01/2033	2,016,180
New York State Dormitory Authority RB for Nyack Hospital Series 1996 (Ba3)			
3,000,000	6.25	07/01/2013	2,679,180
New York State Energy Research and Development Authority RB for Brooklyn Union Gas-B-RMKT-5/13/92 Series 1989 (MBIA) (AMT) (AAA/Aaa)			
6,830,000	6.75	02/01/2024	7,026,363

 The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
New York – (continued)			
New York State Environmental Facilities Corp. PCRB for State Water Sub-Revolving Fund Series 1997 E (MBIA) (AAA/Aaa)			
$21,850,000	6.00%	06/15/2011	$ 25,249,204
New York State Urban Development Corp. RB for Correctional & Youth Facilities Services Series 2003 PA 1218 (RITES)¡			
3,625,000	16.63	01/01/2009	4,819,728
Tobacco Settlement Financing Corp. RB for New York Asset Backed Bonds Series 2003 A-1 (AA–/A3)			
21,160,000	5.50	06/01/2018	22,685,001
			$ 134,611,887
North Carolina – 1.1%			
Charlotte Special Facilities RB for Charlotte/Douglas International Airport Series 1998 (AMT)			
$ 2,460,000	5.60%	07/01/2027	$ 1,333,566
Charlotte Special Facilities RB for Douglas International Airport US Airways Series 2000 (AMT)			
3,000,000	7.75	02/01/2028	2,172,030
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 C (BBB/Baa3)			
4,595,000	5.38	01/01/2016	4,761,109
4,850,000	5.38	01/01/2017	4,997,634
North Carolina Eastern Municipal Power Agency Power System RB Series 2003 D (BBB/Baa3)			
3,400,000	5.13	01/01/2023	3,274,812
North Carolina Medical Care Community Retirement Facilities RB 1st Mortgage for Givens Estates Project Series 2003 A			
3,000,000	6.50	07/01/2032	3,021,000
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 1998 A (MBIA) (AAA/Aaa)			
1,000,000	5.50	01/01/2014	1,116,160
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 1999 B (BBB+/Baa1)			
1,750,000	6.38	01/01/2013	1,941,100
5,000,000	6.50	01/01/2020	5,489,900
North Carolina Municipal Power Agency No. 1 Catawba Electric RB Series 2003 A (BBB+/Baa1)			
2,550,000	5.50	01/01/2013	2,735,360
			$ 30,842,671
Ohio – 1.8%			
Cleveland Airport Special RB for Continental Airlines Inc. Project Series 1998 (AMT) (B–/Caa2)			
$16,180,000	5.38%	09/15/2027	$ 11,213,225
Cleveland Airport Special RB for Continental Airlines Inc. Series 1999 (AMT) (B–/Caa2)			
7,910,000	5.50	12/01/2008	7,217,321
13,460,000	5.70	12/01/2019	10,387,621
Ohio Water Development Authority PCRB for Cleveland Electric Series 1998 A (BBB–/Baa2)⌣			
3,000,000	3.40	10/01/2004	3,011,100
16,255,000	3.75	10/01/2008	16,398,369
			$ 48,227,636

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Oklahoma – 3.9%			
Oklahoma Development Finance Authority RB for Hillcrest Healthcare Systems Series 1999 A (B–/B1)			
$ 1,700,000	4.80%	08/15/2006	$ 1,590,877
2,000,000	4.90	08/15/2007	1,825,120
2,000,000	5.00	08/15/2008	1,811,240
5,320,000	5.63	08/15/2019	4,386,766
12,920,000	5.63	08/15/2029	10,158,350
Tulsa Municipal Airport Trust RB for American Airlines Series 2000 A (AMT) (B–/Caa2)⌣			
53,935,000	5.80	12/01/2004	53,554,219
Tulsa Municipal Airport Trust RB for American Airlines Series 2000 B (AMT) (B–/Caa2)⌣			
16,000,000	6.00	12/01/2008	14,886,240
Tulsa Municipal Airport Trust RB for American Airlines Series 2001 A (AMT) (B–/Caa2)⌣			
2,450,000	5.38	12/01/2006	2,339,946
Tulsa Municipal Airport Trust RB for American Airlines Series 2001 B (AMT) (B–/Caa2)⌣			
15,095,000	5.65	12/01/2008	13,844,228
			$ 104,396,986
Oregon – 0.1%			
Oregon State Economic Development RB for Georgia Pacific Corp. Series 1995 CLVII (AMT) (BB+/Ba3)			
$ 195,000	6.35%	08/01/2025	$ 191,586
Portland Multifamily RB for Pacific Tower Series 2001 C (AMT)			
2,650,000	7.00	12/01/2034	2,549,936
			$ 2,741,522
Pennsylvania – 3.0%			
Allegheny County Airport RB for Pittsburgh International Airport Series 1997 A-1 (MBIA) (AMT) (AAA/Aaa)			
$ 2,000,000	5.75%	01/01/2009	$ 2,160,600
3,000,000	5.75	01/01/2012	3,238,650
Allegheny County Hospital Development Authority RB for Health Systems Series 2000 B (B/B2)			
16,460,000	9.25	11/15/2022	18,340,555
14,860,000	9.25	11/15/2030	16,557,755
Chester County Health & Education RB for Jenners Pond Inc. Project Series 2002			
3,000,000	7.63	07/01/2034	3,016,260
Cumberland County IDA RB for Beverly Enterprises Inc. Series 1998			
2,000,000	5.50	10/01/2008	1,963,480
Cumberland County Municipal Authority Retirement Community RB for Wesley Affiliated Services Series 2002 A			
5,000,000	7.25	01/01/2035	5,000,550
Franklin County IDA RB for Beverly Enterprises Project Series 2000			
2,950,000	7.50	07/01/2011	2,909,054
Gettysburg Area IDA RB for Beverly Enterprises Project Series 2000			
2,400,000	7.50	07/01/2011	2,420,424

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Pennsylvania – (continued)			
Lehigh County General Purpose Authority RB for Saint Lukes Bethlehem Hospital Series 2003 (BBB/Baa2)			
$ 6,500,000	5.38%	08/15/2033	$ 6,301,165
New Morgan IDA Solid Waste Disposal RB for New Morgan Landfill Co. Inc. Project Series 1994 (AMT) (BB–/B2)			
8,115,000	6.50	04/01/2019	7,594,017
Pennsylvania Economic Development Financing Authority Exempt Facilities RB for Amtrak Project Series 2001 A (AMT) (BBB–/A3)			
5,000,000	6.38	11/01/2041	5,111,450
Pennsylvania State Higher Educational Facilities Authority RB for Widener University Series 2003 (BBB+)			
4,675,000	5.40	07/15/2036	4,598,564
Scranton Lackawanna Health & Welfare Authority RB for Moses Taylor Hospital Project Series 1997 (B)			
1,200,000	6.25	07/01/2020	849,024
			$ 80,061,548
Puerto Rico – 1.4%			
Childrens Trust Fund RB for Tobacco Settlement Series 2000 II-R-39 (RITES) (Aa3)¡∧			
$ 3,925,000	10.26%	07/01/2010	$ 4,657,876
Puerto Rico Commonwealth GO Bonds for Public Improvement Series 2003 C (A–/Baa1)⌐			
18,000,000	5.00	07/01/2008	19,300,680
Puerto Rico Commonwealth GO Bonds Series 2003 PA 1138R (MBIA) (RITES) (AAA)¡			
7,500,000	8.69	07/01/2008	8,797,500
Puerto Rico Public Finance Corp. RB for Residual Certificates Series 2001 520 (MBIA) (Aaa)¡			
3,225,000	13.76	08/01/2016	4,184,437
			$ 36,940,493
Rhode Island – 0.4%			
Rhode Island State Health & Educational Building Corp. RB for Hospital Financing Series 2003 A (BBB/Baa2)			
$ 2,840,000	6.00%	09/15/2033	$ 2,797,883
Tobacco Settlement Financing Corp. RB Series 2001 (BBB/Baa3)			
10,000,000	6.13	06/01/2032	8,840,300
			$ 11,638,183
South Carolina – 1.5%			
Connector 2000 Association, Inc. Toll Road RB for Capital Appreciation Series 1998 B (B–)@			
$15,000,000	0.00%	01/01/2033	$ 1,078,500
Greenville County Airport RB for Donaldson Industrial Air Park Project Series 2001 (AMT) (Baa3)			
4,780,000	6.13	10/01/2017	4,970,053
Lancaster County Assessment RB for Edgewater Improvement District Series 2003 A			
1,000,000	6.88	11/01/2035	1,004,540
Lancaster County Assessment RB for Edgewater Improvement District Series 2003 B			
1,500,000	6.13	11/01/2014	1,507,200

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
South Carolina – (continued)			
Medical University Hospital Authority RB Series 2002 A (BBB+/Baa2)			
$ 3,000,000	6.50%	08/15/2032	$ 3,120,660
South Carolina Jobs Economic Development Authority RB for Palmetto Health Alliance Series 2000 A (BBB/Baa2)∧			
8,750,000	7.13	12/15/2010	10,664,850
South Carolina Jobs Economic Development Authority RB for Palmetto Health Alliance Series 2003 A (BBB/Baa2)			
10,000,000	6.25	08/01/2031	10,299,500
Tobacco Settlement Management Authority RB Series 2001 B (BBB/Baa3)			
1,630,000	6.00	05/15/2022	1,498,345
5,070,000	6.38	05/15/2028	4,615,576
2,000,000	6.38	05/15/2030	1,800,320
			$ 40,559,544
Tennessee – 0.6%			
Elizabethton Health and Educational Facilities Board RB Series 2001 PA 813 (RITES)¡			
$ 6,000,000	14.35%	07/01/2033	$ 8,043,360
Metropolitan Knoxville Airport Authority Special Purpose RB for Northwest Airlines Project Series 2002 (AMT)			
2,500,000	8.00	04/01/2032	2,468,125
Shelby County Health, Educational & Housing Facilities Board RB for Methodist Healthcare Series 2002 (A–/Baa1)			
2,500,000	6.00	09/01/2020	2,587,925
Shelby County Health, Educational & Housing Facilities Board Residential Care RB for Germantown Village Series 2003 A			
2,650,000	7.00	12/01/2023	2,579,854
1,500,000	7.25	12/01/2034	1,467,240
			$ 17,146,504
Texas – 6.7%			
Alliance Airport Authority Inc. Special Facilities RB for American Airlines Inc. Project Series 1990 (AMT) (CCC/Caa2)			
$ 7,150,000	7.50%	12/01/2029	$ 5,120,973
Alliance Airport Authority Inc. Special Facilities RB for American Airlines Inc. Project Series 1991 (AMT) (CCC/Caa2)			
22,215,000	7.00	12/01/2011	19,456,341
Bexar County Health Facilities Development Corp. RB for Army Retirement Residence Project Series 2002 (BBB–)			
1,200,000	6.13	07/01/2022	1,230,300
1,000,000	6.30	07/01/2032	1,030,380
Brazos River Authority PCRB for Texas Utility Co. RMKT 4/1/03 Series 1999 A (AMT) (BBB/Baa2)			
10,500,000	7.70	04/01/2033	11,916,240
Brazos River Authority PCRB for TXU Electric Co. Project Series 1999 C (AMT) (BBB/Baa2)			
6,800,000	7.70	03/01/2032	7,717,184
Brazos River Authority PCRB for TXU Electric Co. Project Series 2001 C (AMT) (BBB/Baa2)⌐			
12,475,000	5.75	11/01/2011	13,376,693

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Texas – (continued)

Brazos River Authority PCRB for TXU Energy Co. LLC Project Series 2003 C (AMT) (BBB/Baa2)

| $ 2,000,000 | 6.75% | 10/01/2038 | $ 2,146,600 |

Brazos River Authority PCRB for TXU Energy Co. LLC Project Series 2003 D (BBB/Baa2)⌐

| 2,960,000 | 5.40 | 10/01/2014 | 3,111,463 |

Brazos River Authority RB for Reliant Energy Inc. Project Series 1999 A (BBB–/Ba2)

| 5,250,000 | 5.38 | 04/01/2019 | 5,159,910 |

Brazos River Authority RB for Reliant Energy Inc. Project Series 1999 B (BBB–)

| 10,000,000 | 7.75 | 12/01/2018 | 10,905,500 |

Brazos River Authority RB for Texas Centerpoint Energy Series 2004 B (FGIC) (AAA/Aaa)

| 9,000,000 | 4.25 | 12/01/2017 | 8,621,190 |

Dallas County Flood Control District GO Bonds Series 2002

| 6,000,000 | 7.25 | 04/01/2032 | 6,106,440 |

Dallas Fort Worth Texas International Airport Facility Improvement Corp. RB for American Airlines Inc. Series 1999 (AMT) (CCC/Caa2)

| 1,775,000 | 6.38 | 05/01/2035 | 1,189,854 |

Georgetown Health Facilities Development Corp. RB for Georgetown Hospital Healthcare System Series 1999 (BB)

| 3,000,000 | 6.25 | 08/15/2029 | 2,821,770 |

Gulf Coast Waste Disposal Authority Texwaste Disposal RB for Valero Energy Corp. Project Series 2001 (AMT) (BBB/Baa3)

| 1,500,000 | 6.65 | 04/01/2032 | 1,592,700 |

Harris County Health Facilities Development Corp. Hospital RB for Memorial Hermann Healthcare System Series 2004 A (A/A2)

2,595,000	5.00	12/01/2020	2,594,766
435,000	5.00	12/01/2021	431,881
1,000,000	5.13	12/01/2022	997,860
1,000,000	5.13	12/01/2023	991,960

Houston Airport System Special Facilities RB for Continental Airlines Series 1998 B (AMT) (B–/Caa2)

| 1,000,000 | 5.70 | 07/15/2029 | 706,820 |

Houston Airport System Special Facilities RB for Continental Airlines Series 2001 E (AMT) (B–/Caa2)

| 3,400,000 | 6.75 | 07/01/2021 | 2,921,722 |
| 19,765,000 | 6.75 | 07/01/2029 | 16,462,861 |

Houston Health Facilities Development Corp. Retirement Facility RB for Buckingham Senior Living Community Series 2004 A

| 1,500,000 | 7.13 | 02/15/2034 | 1,468,770 |

Houston Texas GO Bonds Rols RR II Series 2003 R 242 (MBIA) (AAA)¡

| 6,455,000 | 15.92 | 03/01/2010 | 8,645,698 |

Matagorda County Navigation District No. 1 RB for Reliant Energy Project Series 1999 B (AMT) (BBB–/Ba2)

| 11,000,000 | 5.95 | 05/01/2030 | 10,537,450 |

Principal Amount	Interest Rate	Maturity Date	Value

Debt Obligations – (continued)

Texas – (continued)

Metropolitan Health Facilities Development Corp. RB for Wilson N. Jones Memorial Hospital Project Series 2001 (B1)

| $ 4,200,000 | 7.20% | 01/01/2021 | $ 4,202,100 |
| 5,000,000 | 7.25 | 01/01/2031 | 4,997,250 |

Sabine River Authority PCRB for TXU Energy Co. LLC Project Series 2003 B (BBB/Baa2)

| 3,000,000 | 6.15 | 08/01/2022 | 3,102,870 |

Texas State Turnpike Authority Central Texas Turnpikes BANS Second Tier Series 2002 (AA/Aa3)

| 13,200,000 | 5.00 | 06/01/2008 | 14,288,208 |

Tom Green County Health Facilities Development Corp. Hospital RB for Shannon Health Systems Project Series 2001 (Baa3)

| 2,000,000 | 6.75 | 05/15/2021 | 2,102,540 |

Weslaco Health Facilities RB for Knapp Medical Center Project Series 2002 (BBB+)

| 4,395,000 | 6.00 | 06/01/2017 | 4,513,973 |
| | | | $ 180,470,267 |

U. S. Virgin Islands – 0.1%

Virgin Islands Public Finance Authority RB Subordinated Lien-Fund Loan Notes Series 1998 D

$ 2,000,000	6.00%	10/01/2004	$ 2,032,920
1,100,000	6.00	10/01/2005	1,141,965
			$ 3,174,885

Utah – 0.3%

Tooele County Hazardous Waste Treatment RB for Union Pacific Project Series 1992 A (AMT) (BBB/Baa2)

| $ 6,350,000 | 5.70% | 11/01/2026 | $ 6,338,062 |

Weber County GO Bonds Refunding Series 2004 (AMBAC) (Aaa)

| 1,225,000 | 3.13 | 01/15/2011 | 1,177,409 |
| | | | $ 7,515,471 |

Virginia – 0.7%

Bedford County IDA RB for Nekoosa Packaging Corp. Project Series 1998 (AMT) (Ba3)

| $ 320,000 | 5.60% | 12/01/2025 | $ 283,651 |

Celebrate North Community Development Authority Special Assessment Project Series 2003 B

| 5,000,000 | 6.75 | 03/01/2034 | 4,986,850 |

Chesapeake IDA PCRB Project-RMKT-11/08/02 Series 1985 (BBB+/A3)

| 3,250,000 | 5.25 | 02/01/2008 | 3,390,530 |

Goochland County IDA RB for Nekoosa Packaging Corp. Series 1998 (AMT) (Ba3)

| 560,000 | 5.65 | 12/01/2025 | 499,593 |

Henrico County IDA RB for Solid Waste Browning Series 1997 A (AMT) (BB–/B2)

| 3,750,000 | 5.88 | 03/01/2017 | 3,422,512 |

Loudoun County IDA Hospital RB for Loudoun Hospital Center Series 2002 A (BBB)

| 1,000,000 | 6.10 | 06/01/2032 | 1,029,050 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Debt Obligations – (continued)			
Virginia – (continued)			
Pocahontas Parkway Association Toll Road RB for Capital Appreciation 1st Tier Series 1998 SubSeries C (B1)@			
$ 2,300,000	0.00%	08/15/2005	$ 2,075,290
Pocahontas Parkway Association Toll Road RB Senior Series 1998 A (Ba2)			
5,000,000	5.50	08/15/2028	4,037,800
			$ 19,725,276
Washington – 0.3%			
Tobacco Settlement Authority RB for Washington Asset Backed Bonds Series 2002 (BBB/Baa3)			
$ 3,590,000	6.63%	06/01/2032	$ 3,309,657
Vancouver Washington Downtown Redevelopment Authority RB for Conference Center Project Series 2003 A (ACA) (A)			
900,000	5.25	01/01/2028	855,522
1,800,000	5.25	01/01/2034	1,704,492
2,475,000	6.00	01/01/2034	2,570,956
			$ 8,440,627
Wisconsin – 0.2%			
Badger Tobacco Asset Securitization Corp. RB Asset Backed Series 2002 (BBB/Baa3)			
$ 3,250,000	6.38%	06/01/2032	$ 2,917,265
Wisconsin Health & Educational Facilities Authority RB for Aurora Health Care Series 1999 B (BBB+)			
1,500,000	5.63	02/15/2020	1,496,475
			$ 4,413,740
Wyoming – 0.2%			
Converse County RB for Memorial Hospital Project Series 2000			
$ 3,605,000	9.00%	12/01/2025	$ 3,998,882
TOTAL DEBT OBLIGATIONS (Cost $2,550,571,907)			$2,602,784,519

Principal Amount	Interest Rate	Maturity Date	Value
Other Municipals – 0.9%			
Charter Mac Equity Issuer Trust Series 2003 A Multifamily Tax-Exempt (AMT)†⌐			
$15,000,000	3.25%	03/15/2005	$ 15,012,300
Municipal Mortgage & Equity LLC for 1999 A Tax-Exempt MF Hsg. Certificate Series 1999 A-1⌐			
10,000,000	4.95	08/15/2005	10,053,600
TOTAL OTHER MUNICIPALS (Cost $25,058,571)			$ 25,065,900

Principal Amount	Interest Rate	Maturity Date	Value
Short Term Investments# – 0.5%			
New Jersey – 0.1%			
New Jersey State Educational Facilities Authority RB VRDN for College of New Jersey Series 2002 D (FGIC) (AAA/Aaa)			
$ 1,540,000	1.04%	05/06/2004	$ 1,540,000
New York – 0.4%			
Jay Street Development Corp. NY Cities Facilities Lease RB VRDN for Jay Street Project Series 2001 A-2 (LOC – Landesbank Hessen-Thueringen) (A-1+/VMIG1)			
$11,250,000	1.05%	05/03/2004	$ 11,250,000
Wyoming – 0.0%			
Lincoln County PCRB VRDN for Exxon Project Series 1984 D (A-1+/P-1)			
$ 1,500,000	1.03%	05/03/2004	$ 1,500,000
TOTAL SHORT TERM INVESTMENTS (Cost $14,290,000)			$ 14,290,000
TOTAL INVESTMENTS – 98.3% (Cost $2,589,920,478)			$2,642,140,419

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $15,012,300, which represents approximately 0.6% of net assets as of April 30, 2004.

Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

¡ Inverse variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2004.

@ Security is issued with a zero coupon. Income is recognized through the accretion of discount.

⌐ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are the next interest reset date.

∧ Prerefunded security. Maturity date disclosed is prerefunding date.

§ This security is issued with a zero coupon rate which increases to the stated rate at a set date in the future.

Ø Security currently in default.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

ACA —Insured by American Capital Access
AMBAC—Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
ETM —Escrow to Maturity
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC—Insured by Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Association
FSA —Insured by Financial Security Assurance Co.
GNMA —Insured by Government National Mortgage Co.
GO —General Obligation
IDA —Industrial Development Authority
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
MF Hsg.—Multi-Family Housing
PCRB —Pollution Control Revenue Bond
Radian —Insured by Radian Asset Assurance
RB —Revenue Bond
RITES —Residual Interest Tax Exempt Securities
VRDN —Variable Rate Demand Note
XLCA —Insured by XL Capital Assurance

Security ratings disclosed are issued by Standard & Poor's/Moody's Investor Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

Statements of Assets and Liabilities

April 30, 2004 (Unaudited)

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Assets:			
Investment in securities, at value (identified cost $695,430,141, $232,447,888, and $2,589,920,478, respectively)	$693,973,425	$245,088,646	$2,642,140,419
Cash	57,159	—	67,268
Receivables:			
Interest (net of allowances)	9,618,648	4,706,164	59,019,860
Investment securities sold	—	2,519,154	62,693,233
Fund shares sold	7,176,905	1,266,592	10,910,865
Reimbursement from adviser	47,419	33,984	66,414
Other assets	14,024	5,303	42,984
Total assets	710,887,580	253,619,843	2,774,941,043
Liabilities:			
Due to custodian	—	95,474	—
Payables:			
Investment securities purchased	—	3,588,806	72,250,814
Fund shares repurchased	1,581,646	811,650	10,546,358
Income distribution	202,156	248,800	2,811,286
Amounts owed to affiliates	325,642	186,742	1,799,875
Accrued expenses	57,172	53,817	39,504
Total liabilities	2,166,616	4,985,289	87,447,837
Net Assets:			
Paid-in capital	711,826,679	241,850,369	2,648,704,403
Accumulated undistributed (distributions in excess of) net investment income	(107,847)	144,939	1,771,538
Accumulated net realized loss on investment transactions	(1,541,152)	(6,001,512)	(15,202,676)
Net unrealized gain (loss) on investments	(1,456,716)	12,640,758	52,219,941
NET ASSETS	$708,720,964	$248,634,554	$2,687,493,206
Net asset value, offering and redemption price per share:[(a)]			
Class A	$10.36	$15.36	$10.70
Class B	$10.36	$15.36	$10.70
Class C	$10.36	$15.36	$10.70
Institutional	$10.36	$15.36	$10.70
Service	$10.36	$15.44	—
Shares outstanding:			
Class A	19,666,273	10,925,609	118,497,105
Class B	511,881	927,633	4,392,135
Class C	2,315,708	349,443	5,013,164
Institutional	45,901,289	3,965,632	123,190,635
Service	5,211	21,322	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	68,400,362	16,189,639	251,093,039

(a) Maximum public offering price per share for Class A Shares of Short Duration Tax-Free (NAV per share multiplied by 1.0204) and for Class A Shares of Municipal Income and High Yield Municipal Funds (NAV per share multiplied by 1.0471) is $10.57, $16.08 and $11.20, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statements of Operations

For the Six Months Ended April 30, 2004 (Unaudited)

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
Investment income:			
Interest (net of allowances)	$ 8,486,783	$ 6,267,313	$ 68,654,853
Total income	8,486,783	6,267,313	68,654,853
Expenses:			
Management fees	1,374,278	676,229	6,348,515
Distribution and Service fees[a]	418,307	309,482	1,861,693
Transfer Agent fees[a]	313,661	189,547	1,363,113
Custody and accounting fees	97,213	64,509	154,040
Registration fees	34,555	36,081	47,805
Professional fees	29,171	29,171	29,171
Printing fees	20,487	20,487	20,487
Trustee fees	6,181	6,181	6,181
Service share fees	159	726	—
Other	16,364	11,771	28,802
Total expenses	2,310,376	1,344,184	9,859,807
Less — expense reductions	(371,575)	(225,407)	(249,755)
Net Expenses	1,938,801	1,118,777	9,610,052
NET INVESTMENT INCOME	6,547,982	5,148,536	59,044,801
Realized and unrealized gain (loss) on investment and swap transactions:			
Net realized gain (loss) from investment transactions	499,918	(215,343)	(1,947,019)
Net change in unrealized gain (loss) on:			
Investments	(6,001,126)	(1,054,405)	(1,316,674)
Swap contracts	(335,311)	—	—
Net realized and unrealized loss on investment and swap transactions	(5,836,519)	(1,269,748)	(3,263,693)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 711,463	$ 3,878,788	$ 55,781,108

(a) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Fund	**Class A**	**Class B**	**Class C**	**Class A**	**Class B**	**Class C**	**Institutional**	**Service**
Short Duration Tax-Free Fund	$ 252,193	$ 29,676	$136,438	$ 191,667	$ 5,639	$25,923	$ 90,419	$13
Municipal Income Fund	208,766	75,835	24,881	158,662	14,409	4,727	11,691	58
High Yield Municipal Fund	1,382,552	236,070	243,071	1,050,740	44,853	46,184	221,336	—

Statements of Changes in Net Assets

For the Six Months Ended April 30, 2004 (Unaudited)

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 6,547,982	$ 5,148,536	$ 59,044,801
Net realized gain (loss) from investment transactions	499,918	(215,343)	(1,947,019)
Net change in unrealized gain on investment and swap transactions	(6,336,437)	(1,054,405)	(1,316,674)
Net increase in net assets resulting from operations	711,463	3,878,788	55,781,108
Distributions to shareholders:			
From net investment income			
Class A Shares	(1,748,821)	(3,387,102)	(26,603,564)
Class B Shares	(33,661)	(250,729)	(960,770)
Class C Shares	(134,161)	(82,212)	(987,875)
Institutional Shares	(4,838,758)	(1,305,058)	(28,914,815)
Service Shares	(519)	(5,718)	—
Total distributions to shareholders	(6,755,920)	(5,030,819)	(57,467,024)
From share transactions:			
Proceeds from sales of shares	307,290,037	62,640,559	1,088,233,731
Reinvestment of dividends and distributions	5,568,095	3,394,476	42,769,038
Cost of shares repurchased	(278,481,960)	(54,841,697)	(358,160,283)
Net increase in net assets resulting from share transactions	34,376,172	11,193,338	772,842,486
NET INCREASE	28,331,715	10,041,307	771,156,570
Net assets:			
Beginning of period	680,389,249	238,593,247	1,916,336,636
End of period	$ 708,720,964	$248,634,554	$2,687,493,206
Accumulated undistributed (distributions in excess of) net investment income	$ (107,847)	$ 144,939	$ 1,771,538

Statements of Changes in Net Assets

For the Year Ended October 31, 2003

	Short Duration Tax-Free Fund	Municipal Income Fund	High Yield Municipal Fund
From operations:			
Net investment income	$ 9,517,320	$ 9,636,663	$ 77,492,859
Net realized gain (loss) from investment transactions	277,563	(827,860)	(11,838,897)
Net change in unrealized gain (loss) on investment and swap transactions	999,072	2,580,744	54,357,333
Net increase in net assets resulting from operations	10,793,955	11,389,547	120,011,295
Distributions to shareholders:			
From net investment income			
Class A Shares	(2,926,611)	(5,919,293)	(39,220,523)
Class B Shares	(67,417)	(561,852)	(1,952,225)
Class C Shares	(303,008)	(195,581)	(1,634,143)
Institutional Shares	(6,102,305)	(2,969,377)	(34,031,253)
Service Shares	(2,669)	(9,076)	—
Total distributions to shareholders	(9,402,010)	(9,655,179)	(76,838,144)
From share transactions:			
Proceeds from sales of shares	713,408,379	270,108,347	1,064,445,611
Reinvestment of dividends and distributions	7,750,693	6,461,485	54,299,821
Cost of shares repurchased	(297,460,823)	(258,933,026)	(373,493,277)
Net increase in net assets resulting from share transactions	423,698,249	17,636,806	745,252,155
NET INCREASE	425,090,194	19,371,174	788,425,306
Net assets:			
Beginning of year	255,299,055	219,222,073	1,127,911,330
End of year	$ 680,389,249	$ 238,593,247	$1,916,336,636
Accumulated undistributed net investment income	$ 100,091	$ 27,222	$ 193,761

Notes to Financial Statements

April 30, 2004 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Short Duration Tax-Free Fund (Short Duration Tax-Free), the Goldman Sachs Municipal Income Fund (Municipal Income) and the Goldman Sachs High Yield Municipal Fund (High Yield Municipal), (collectively, ''the Funds'' or individually a ''Fund''). Short Duration Tax-Free and Municipal Income are diversified portfolios offering five classes of shares — Class A, Class B, Class C, Institutional and Service. High Yield Municipal is a non-diversified portfolio offering four classes of shares — Class A, Class B, Class C and Institutional.

Since the Funds may invest a large percentage of their total assets in obligations of issuers within the same state, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting that state.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued at market value on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Portfolio securities for which accurate market quotations are not readily available are valued at fair value based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. Short-term debt obligations maturing in sixty days or less are valued at amortized cost which approximates value.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted. Market discounts, original issue discount and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of a Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees related to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Interest rate swaps, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Goldman Sachs Asset Management, L.P. (''GSAM''), an affiliate of Goldman, Sachs & Co. (''Goldman Sachs'') serves as an investment adviser pursuant to an Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. Under the Agreements, GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAM is entitled to a fee (''Management fee'') computed daily and payable monthly, equal to an annual percentage rate of each Fund's average daily net assets.

For the six months ended April 30, 2004, GSAM has voluntarily agreed to waive a portion of its Management fee for the Short Duration Tax-Free and Municipal Income Funds, equal to an annual percentage rate of each Fund's average daily net assets as set forth below. GSAM may discontinue or modify these waivers in the future at its discretion.

Additionally, GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification, shareholder meeting and extraordinary expenses) to the extent such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Funds are not obligated to reimburse GSAM for prior fiscal year expense reimbursements, if any.

For the six months ended April 30, 2004, the Funds' Management Fees, Management Fee waivers and other expense limitations as an annual percentage rate of average daily net assets are as follows:

| | Management Fee | | | Other |
Fund	Contractual Annual Rate	Waiver Annual Rate	Net Annual Rate	Expense Limit
Short Duration Tax-Free	0.40%	0.05%	0.35%	0.004%
Municipal Income	0.55	0.05	0.50	0.004
High Yield Municipal	0.55	—	0.55	0.004

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Funds' average daily net assets attributable to Class B and Class C Shares. For the six months ended April 30, 2004, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B Shares of Short Duration Tax-Free. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended April 30, 2004, Goldman Sachs advised the Funds that it retained approximately $3,000, $29,000, and $177,000 resulting from Class A sales loads in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, respectively, and did not retain any amounts from Class B and Class C Shares.

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

3. AGREEMENTS (continued)

Goldman Sachs also serves as Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan for Service Shares. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to, on an annual basis, 0.25% and 0.25%, respectively, of the average daily net asset value of the Service Shares.

For the six months ended April 30, 2004, the Funds' adviser has voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction of the Funds' expenses. For the six months ended April 30, 2004, expense reductions were as follows (in thousands):

	Waivers		Other Expense Reimbursement	Custody Credit	Total Expense Reductions
	Management	Class B Distribution and Services			
Short Duration Tax-Free	$172	$5	$190	$ 5	$372
Municipal Income	61	—	163	1	225
High Yield Municipal	—	—	240	10	250

At April 30, 2004, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Short Duration Tax-Free	$ 207	$ 66	$ 53	$ 326
Municipal Income	103	52	32	187
High Yield Municipal	1,204	341	255	1,800

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the six months ended April 30, 2004, were as follows (in thousands):

Fund	Purchases	Sales and Maturities
Short Duration Tax-Free	$ 136,301	$ 75,866
Municipal Income	39,720	26,453
High Yield Municipal	1,112,303	333,881

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

The Funds record unrealized gains or losses on a daily basis representing the value and the current net receivable or payable relating to open swap contracts. Net amounts received or paid on the swap contracts are recorded as realized gains or losses.

Fluctuations in the value of swaps contracts are recorded for financial statement purposes as unrealized appreciation or depreciation of swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts transactions. At April 30, 2004, the Funds had no outstanding swap contracts.

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the six months ended April 30, 2004, the Funds did not have any borrowings under this facility.

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

6. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended October 31, 2003, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Timing differences related to dividends payable	$ (129,969)	$ (232,984)	$ (2,110,043)
Capital loss carryforward:			
Expiring 2007	(183,057)	(1,187,567)	—
Expiring 2008	(1,858,013)	(3,726,522)	—
Expiring 2009	—	—	—
Expiring 2010	—	—	(1,488,279)
Expiring 2011	—	(872,080)	(11,577,968)
Total capital loss carryforward	$ (2,041,070)	$ (5,786,169)	$ (13,066,247)

At April 30, 2004, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Short Duration Tax-Free	Municipal Income	High Yield Municipal
Tax Cost	$695,428,074	$232,370,967	$2,588,448,836
Gross unrealized gain	3,086,853	14,018,189	77,370,909
Gross unrealized loss	(4,543,569)	(1,377,431)	(25,340,377)
Net unrealized security gain (loss)	$ (1,456,716)	$ 12,640,758	$ 52,030,532

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

7. SUMMARY OF SHARE TRANSACTIONS

Share activity for the period ended April 30, 2004, is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	9,307,980	$ 97,370,704	2,446,586	$ 38,399,542	54,831,189	$ 594,248,903
Reinvestment of dividends and distributions	139,435	1,456,287	174,419	2,726,754	1,708,845	18,543,857
Shares repurchased	(9,383,069)	(98,121,516)	(2,135,104)	(33,440,378)	(22,087,217)	(241,787,350)
	64,346	705,475	485,901	7,685,918	34,452,817	371,005,410
Class B Shares						
Shares sold	65,482	683,448	48,904	765,915	362,368	3,919,367
Reinvestment of dividends and distributions	2,203	23,007	9,318	145,633	41,708	452,657
Shares repurchased	(181,862)	(1,898,385)	(113,389)	(1,766,142)	(292,402)	(3,175,392)
	(114,177)	(1,191,930)	(55,167)	(854,594)	111,674	1,196,632
Class C Shares						
Shares sold	246,072	2,574,262	91,029	1,428,901	1,481,400	16,005,821
Reinvestment of dividends and distributions	4,980	52,016	4,046	63,260	43,087	467,469
Shares repurchased	(812,015)	(8,491,327)	(45,051)	(702,750)	(323,037)	(3,511,304)
	(560,963)	(5,865,049)	50,024	789,411	1,201,450	12,961,986
Institutional Shares						
Shares sold	19,750,247	206,661,623	1,400,068	21,998,875	43,494,132	474,059,640
Reinvestment of dividends and distributions	386,685	4,036,267	29,348	458,747	2,147,105	23,305,055
Shares repurchased	(16,256,346)	(169,950,749)	(1,209,098)	(18,932,427)	(10,107,753)	(109,686,237)
	3,880,586	40,747,141	220,318	3,525,195	35,533,484	387,678,458
Service Shares						
Shares sold	—	—	3,028	47,326	—	—
Reinvestment of dividends and distributions	50	518	5	82	—	—
Shares repurchased	(1,911)	(19,983)	—	—	—	—
	(1,861)	(19,465)	3,033	47,408	—	—
NET INCREASE	3,267,931	$ 34,376,172	704,109	$ 11,193,338	71,299,425	$ 772,842,486

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

7. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2003, is as follows:

	Short Duration Tax-Free Fund		Municipal Income Fund		High Yield Municipal Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	15,875,261	$ 165,708,999	14,113,234	$ 216,596,027	41,747,390	$ 438,117,994
Reinvestment of dividends and distributions	226,152	2,358,905	308,453	4,747,050	2,542,428	26,644,412
Shares repurchased	(7,976,053)	(83,235,473)	(11,773,462)	(180,833,422)	(16,909,430)	(176,781,670)
	8,125,360	84,832,431	2,648,225	40,509,655	27,380,388	287,980,736
Class B Shares						
Shares sold	298,138	3,105,273	181,918	2,797,922	773,596	8,120,649
Reinvestment of dividends and distributions	4,402	45,866	20,678	318,195	76,968	806,270
Shares repurchased	(170,175)	(1,775,749)	(324,968)	(4,985,403)	(479,844)	(5,019,770)
	132,365	1,375,390	(122,372)	(1,869,286)	370,720	3,907,149
Class C Shares						
Shares sold	1,894,478	19,736,212	332,586	5,117,172	1,307,408	13,733,105
Reinvestment of dividends and distributions	11,424	119,070	8,985	138,314	71,951	753,726
Shares repurchased	(1,726,033)	(17,991,678)	(444,381)	(6,863,038)	(536,283)	(5,608,052)
	179,869	1,863,604	(102,810)	(1,607,552)	843,076	8,878,779
Institutional Shares						
Shares sold	52,979,029	524,402,895	2,951,502	45,487,226	57,477,685	604,473,863
Reinvestment of dividends and distributions	501,200	5,225,662	81,736	1,257,845	2,488,472	26,095,413
Shares repurchased	(21,431,824)	(194,006,330)	(4,305,509)	(66,151,323)	(17,836,763)	(186,083,785)
	32,048,405	335,622,227	(1,272,271)	(19,406,252)	42,129,394	444,485,491
Service Shares						
Shares sold	43,620	455,000	7,219	110,000	—	—
Reinvestment of dividends and distributions	114	1,190	5	81	—	—
Shares repurchased	(43,632)	(451,593)	(6,472)	(99,840)	—	—
	102	4,597	752	10,241	—	—
NET INCREASE	40,486,101	$ 423,698,249	1,151,524	$ 17,636,806	70,723,578	$ 745,252,155

8. OTHER MATTERS

Legal Proceedings — Purported class and derivative action lawsuits were filed in April and May 2004, in the United States District Court for the Southern District of New York against GSAM and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Trust. The actions allege violations of the Act, the Investment Advisers Act of 1940 and common law breach of fiduciary duty. The complaints allege, among other things, that between April 2, 1999 and January 9, 2004 (the ''Class Period''), GSAM charged the Goldman Sachs Funds improper Rule 12b-1 fees; made improper brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and made untrue statements of material fact in registration statements and reports filed pursuant to the Act. Based on currently available information, GSAM believes that the likelihood that the purported class action lawsuits will have a material adverse financial impact on the Funds is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2004 - Class A Shares	$10.45	$0.09[(c)]	$(0.09)	$ —	$(0.09)	$ —	$(0.09)
2004 - Class B Shares	10.44	0.06[(c)]	(0.08)	(0.02)	(0.06)	—	(0.06)
2004 - Class C Shares	10.45	0.05[(c)]	(0.09)	(0.04)	(0.05)	—	(0.05)
2004 - Institutional Shares	10.44	0.11[(c)]	(0.08)	0.03	(0.11)	—	(0.11)
2004 - Service Shares	10.44	0.08[(c)]	(0.07)	0.01	(0.09)	—	(0.09)
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	10.36	0.17[(c)]	0.10	0.27	(0.18)	—	(0.18)
2003 - Class B Shares	10.35	0.11[(c)]	0.10	0.21	(0.12)	—	(0.12)
2003 - Class C Shares	10.36	0.10[(c)]	0.09	0.19	(0.10)	—	(0.10)
2003 - Institutional Shares	10.36	0.21[(c)]	0.09	0.30	(0.22)	—	(0.22)
2003 - Service Shares	10.34	0.15[(c)]	0.12	0.27	(0.17)	—	(0.17)
2002 - Class A Shares	10.26	0.26[(c)(d)]	0.12[(d)]	0.38	(0.28)	—	(0.28)
2002 - Class B Shares	10.25	0.21[(c)(d)]	0.10[(d)]	0.31	(0.21)	—	(0.21)
2002 - Class C Shares	10.26	0.18[(c)(d)]	0.12[(d)]	0.30	(0.20)	—	(0.20)
2002 - Institutional Shares	10.25	0.31[(c)(d)]	0.12[(d)]	0.43	(0.32)	—	(0.32)
2002 - Service Shares	10.24	0.26[(c)(d)]	0.10[(d)]	0.36	(0.26)	—	(0.26)
2001 - Class A Shares	9.94	0.38[(c)]	0.33	0.71	(0.39)	—	(0.39)
2001 - Class B Shares	9.94	0.32[(c)]	0.32	0.64	(0.33)	—	(0.33)
2001 - Class C Shares	9.94	0.29[(c)]	0.34	0.63	(0.31)	—	(0.31)
2001 - Institutional Shares	9.94	0.42[(c)]	0.32	0.74	(0.43)	—	(0.43)
2001 - Service Shares	9.92	0.38[(c)]	0.32	0.70	(0.38)	—	(0.38)
2000 - Class A Shares	9.93	0.39[(c)]	(0.01)	0.38	(0.37)	—	(0.37)
2000 - Class B Shares	9.93	0.33[(c)]	(0.01)	0.32	(0.31)	—	(0.31)
2000 - Class C Shares	9.93	0.32[(c)]	(0.01)	0.31	(0.30)	—	(0.30)
2000 - Institutional Shares	9.93	0.43[(c)]	(0.01)	0.42	(0.41)	—	(0.41)
2000 - Service Shares	9.92	0.38[(c)]	(0.02)	0.36	(0.36)	—	(0.36)
1999 - Class A Shares	10.19	0.34	(0.24)	0.10	(0.34)	(0.02)	(0.36)
1999 - Class B Shares	10.18	0.28	(0.23)	0.05	(0.28)	(0.02)	(0.30)
1999 - Class C Shares	10.18	0.26	(0.22)	0.04	(0.26)	(0.03)	(0.29)
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15	(0.39)	(0.01)	(0.40)
1999 - Administration Shares[(e)]	10.18	0.26[(c)]	(0.12)	0.14	(0.27)	—	(0.27)
1999 - Service Shares	10.18	0.33[(c)]	(0.24)	0.09	(0.33)	(0.02)	(0.35)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premium and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$10.36	0.00%	$203,840	0.79%[b]	1.67%[b]	0.90%[b]	1.56%[b]	12%
10.36	(0.20)	5,301	1.39[b]	1.08[b]	1.65[b]	0.82[b]	12
10.36	(0.38)	24,000	1.54[b]	0.93[b]	1.65[b]	0.82[b]	12
10.36	0.29	475,526	0.39[b]	2.08[b]	0.50[b]	1.97[b]	12
10.36	0.04	54	0.89[b]	1.58[b]	1.00[b]	1.47[b]	12
10.45	2.62	204,838	0.80	1.66	0.92	1.54	43
10.44	2.01	6,536	1.40	1.09	1.67	0.82	43
10.45	1.86	30,057	1.55	0.94	1.67	0.82	43
10.44	2.93	438,884	0.40	1.99	0.52	1.87	43
10.44	2.62	74	0.90	1.45	1.02	1.33	43
10.36	3.72	118,906	0.79	2.57[d]	1.02	2.34[d]	31
10.35	3.10	5,111	1.39	2.01[d]	1.77	1.63[d]	31
10.36	2.94	27,937	1.54	1.80[d]	1.77	1.57[d]	31
10.36	4.23	103,273	0.39	3.00[d]	0.62	2.77[d]	31
10.34	3.62	72	0.89	2.53[d]	1.12	2.30[d]	31
10.26	7.27	38,891	0.79	3.73	1.25	3.27	69
10.25	6.53	2,382	1.39	3.22	2.00	2.61	69
10.26	6.48	3,842	1.54	2.94	2.00	2.48	69
10.25	7.60	48,114	0.39	4.19	0.85	3.73	69
10.24	7.18	41	0.89	3.75	1.35	3.29	69
9.94	3.93	19,451	0.79	3.95	1.19	3.55	66
9.94	3.31	2,026	1.39	3.36	1.94	2.81	66
9.94	3.15	1,581	1.54	3.19	1.94	2.79	66
9.94	4.34	40,301	0.39	4.36	0.79	3.96	66
9.92	3.72	44	0.89	3.86	1.29	3.46	66
9.93	1.00	22,903	0.79	3.37	1.06	3.10	147
9.93	0.49	2,000	1.39	2.80	1.81	2.38	147
9.93	0.34	2,070	1.54	2.62	1.81	2.35	147
9.93	1.50	77,522	0.39	3.79	0.66	3.52	147
10.05[e]	1.37	—	0.64[b]	3.56[b]	0.91[b]	3.29[b]	147
9.92	0.89	173	0.89	3.23	1.16	2.96	147

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders			
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gain	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)								
2004 - Class A Shares	$15.41	$0.32[c]	$(0.05)	$ 0.27	$(0.32)	$ —	$ —	$(0.32)
2004 - Class B Shares	15.41	0.27[c]	(0.06)	0.21	(0.26)	—	—	(0.26)
2004 - Class C Shares	15.41	0.26[c]	(0.05)	0.21	(0.26)	—	—	(0.26)
2004 - Institutional Shares	15.40	0.35[c]	(0.04)	0.31	(0.35)	—	—	(0.35)
2004 - Service Shares	15.49	0.32[c]	(0.06)	0.26	(0.31)	—	—	(0.31)
FOR THE YEARS ENDED OCTOBER 31,								
2003 - Class A Shares	15.29	0.64[c]	0.13	0.77	(0.65)	—	—	(0.65)
2003 - Class B Shares	15.29	0.53[c]	0.12	0.65	(0.53)	—	—	(0.53)
2003 - Class C Shares	15.30	0.53[c]	0.11	0.64	(0.53)	—	—	(0.53)
2003 - Institutional Shares	15.29	0.71[c]	0.11	0.82	(0.71)	—	—	(0.71)
2003 - Service Shares	15.37	0.63[c]	0.12	0.75	(0.63)	—	—	(0.63)
2002 - Class A Shares	15.32	0.65[c][d]	(0.01)[d]	0.64	(0.67)	—	—	(0.67)
2002 - Class B Shares	15.32	0.54[c][d]	(0.01)[d]	0.53	(0.56)	—	—	(0.56)
2002 - Class C Shares	15.33	0.54[c][d]	(0.01)[d]	0.53	(0.56)	—	—	(0.56)
2002 - Institutional Shares	15.32	0.71[c][d]	(0.01)[d]	0.70	(0.73)	—	—	(0.73)
2002 - Service Shares	15.39	0.64[c][d]	—[d][e]	0.64	(0.66)	—	—	(0.66)
2001 - Class A Shares	14.48	0.67[c]	0.82	1.49	(0.65)	—	—	(0.65)
2001 - Class B Shares	14.49	0.56[c]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Class C Shares	14.50	0.56[c]	0.81	1.37	(0.54)	—	—	(0.54)
2001 - Institutional Shares	14.48	0.73[c]	0.82	1.55	(0.71)	—	—	(0.71)
2001 - Service Shares	14.53	0.61[c]	0.88	1.49	(0.63)	—	—	(0.63)
2000 - Class A Shares	14.07	0.67[c]	0.41	1.08	(0.67)	—	—	(0.67)
2000 - Class B Shares	14.08	0.57[c]	0.40	0.97	(0.56)	—	—	(0.56)
2000 - Class C Shares	14.08	0.57[c]	0.41	0.98	(0.56)	—	—	(0.56)
2000 - Institutional Shares	14.07	0.72[c]	0.42	1.14	(0.73)	—	—	(0.73)
2000 - Service Shares	14.09	0.68[c]	0.42	1.10	(0.66)	—	—	(0.66)
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)	(0.65)	—	(0.09)	(0.74)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)	(0.52)	(0.01)	(0.09)	(0.62)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)	(0.51)	(0.02)	(0.09)	(0.62)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)	(0.70)	(0.01)	(0.09)	(0.80)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)	(0.63)	—	(0.09)	(0.72)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and an impact to the ratio of net investment income to average net assets with and without expense reductions by less than 0.01%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.
(e) Less than $0.005 per share.

 The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$15.36	1.71%	$167,796	0.94%[b]	4.15%[b]	1.12%[b]	3.97%[b]	11%
15.36	1.33	14,247	1.69[b]	3.41[b]	1.87[b]	3.23[b]	11
15.36	1.33	5,369	1.69[b]	3.40[b]	1.87[b]	3.22[b]	11
15.36	1.91	60,894	0.54[b]	4.56[b]	0.72[b]	4.38[b]	11
15.44	1.65	329	1.04[b]	4.06[b]	1.22[b]	3.88[b]	11
15.41	5.10	160,856	0.95	4.17	1.13	3.99	54
15.41	4.32	15,143	1.70	3.44	1.88	3.26	54
15.41	4.25	4,615	1.70	3.45	1.88	3.27	54
15.40	5.45	57,696	0.55	4.58	0.73	4.40	54
15.49	4.97	283	1.05	4.11	1.23	3.93	54
15.29	4.30	119,161	0.94	4.27[d]	1.11	4.10[d]	39
15.29	3.52	16,903	1.69	3.53[d]	1.86	3.36[d]	39
15.30	3.52	6,155	1.69	3.54[d]	1.86	3.37[d]	39
15.29	4.71	76,733	0.54	4.69[d]	0.71	4.52[d]	39
15.37	4.24	270	1.04	4.21[d]	1.21	4.04[d]	39
15.32	10.48	80,735	0.94	4.47	1.18	4.23	22
15.32	9.57	11,902	1.69	3.72	1.93	3.48	22
15.33	9.64	5,300	1.69	3.72	1.93	3.48	22
15.32	10.91	100,970	0.54	4.86	0.78	4.62	22
15.39	10.48	67	1.04	4.30	1.28	4.06	22
14.48	7.87	67,315	0.94	4.74	1.28	4.40	67
14.49	7.07	8,776	1.69	3.99	2.03	3.65	67
14.50	7.07	3,292	1.69	3.99	2.03	3.65	67
14.48	8.30	56,376	0.54	5.10	0.88	4.76	67
14.53	7.98	1	1.04	4.82	1.38	4.48	67
14.07	(4.46)	90,443	0.94	4.15	1.14	3.95	70
14.08	(5.10)	9,334	1.69	3.40	1.89	3.20	70
14.08	(5.10)	4,379	1.69	3.40	1.89	3.20	70
14.07	(4.07)	16,197	0.54	4.58	0.74	4.38	70
14.09	(4.49)	2	1.04	4.35	1.24	4.15	70

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, at beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2004 - Class A Shares	$10.66	$0.27	$ 0.03	$0.30	$(0.26)	—	$(0.26)
2004 - Class B Shares	10.66	0.23	0.03	0.26	(0.22)	—	(0.22)
2004 - Class C Shares	10.66	0.23	0.03	0.26	(0.22)	—	(0.22)
2004 - Institutional Shares	10.66	0.29	0.03	0.32	(0.28)	—	(0.28)
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	10.34	0.54	0.33	0.87	(0.55)	—	(0.55)
2003 - Class B Shares	10.34	0.47	0.32	0.79	(0.47)	—	(0.47)
2003 - Class C Shares	10.34	0.47	0.32	0.79	(0.47)	—	(0.47)
2003 - Institutional Shares	10.34	0.59	0.32	0.91	(0.59)	—	(0.59)
2002 - Class A Shares	10.57	0.57[d]	(0.19)[d]	0.38	(0.58)	(0.03)	(0.61)
2002 - Class B Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Class C Shares	10.57	0.49[d]	(0.19)[d]	0.30	(0.50)	(0.03)	(0.53)
2002 - Institutional Shares	10.57	0.61[d]	(0.19)[d]	0.42	(0.62)	(0.03)	(0.65)
2001 - Class A Shares	10.18	0.59	0.41	1.00	(0.61)	—	(0.61)
2001 - Class B Shares	10.18	0.51	0.41	0.92	(0.53)	—	(0.53)
2001 - Class C Shares	10.18	0.52	0.40	0.92	(0.53)	—	(0.53)
2001 - Institutional Shares	10.18	0.64	0.40	1.04	(0.65)	—	(0.65)
FOR THE PERIOD ENDED OCTOBER 31,							
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50	(0.32)	—	(0.32)
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46	(0.28)	—	(0.28)
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52	(0.34)	—	(0.34)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on capital gains and other taxable distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was an impact of less than $0.01 per share to net investment income and net realized and unrealized gains and losses, and a decrease to the ratio of net investment income to average net assets with and without expense reductions by 0.04%. Per share amounts, ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$10.70	2.81%	$1,268,176	0.99%[b]	4.95%[b]	1.01%[b]	4.93%[b]	15%
10.70	2.42	47,007	1.74[b]	4.22[b]	1.76[b]	4.20[b]	15
10.70	2.42	53,652	1.74[b]	4.20[b]	1.76[b]	4.18[b]	15
10.70	3.01	1,318,658	0.59[b]	5.36[b]	0.61[b]	5.34[b]	15
10.66	8.59	895,711	1.00	5.21	1.03	5.18	54
10.66	7.78	45,620	1.75	4.50	1.78	4.47	54
10.66	7.78	40,624	1.75	4.48	1.78	4.45	54
10.66	9.02	934,382	0.60	5.64	0.63	5.61	54
10.34	3.66	585,882	0.99	5.41[d]	1.04	5.36[d]	52
10.34	2.88	40,428	1.74	4.70[d]	1.79	4.65[d]	52
10.34	2.88	30,696	1.74	4.68[d]	1.79	4.63[d]	52
10.34	4.07	470,905	0.59	5.84[d]	0.64	5.79[d]	52
10.57	10.05	303,622	0.99	5.68	1.08	5.59	61
10.57	9.23	32,403	1.74	4.91	1.83	4.82	61
10.57	9.23	20,359	1.74	4.94	1.83	4.85	61
10.57	10.48	277,301	0.59	6.09	0.68	6.00	61
10.18	5.06	121,702	0.99[b]	5.71[b]	1.27[b]	5.43[b]	52
10.18	4.60	10,039	1.74[b]	4.99[b]	2.02[b]	4.71[b]	52
10.18	4.60	10,213	1.74[b]	4.95[b]	2.02[b]	4.67[b]	52
10.18	5.30	128,997	0.59[b]	6.14[b]	0.87[b]	5.86[b]	52

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Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $400.1 billion in assets under management as of March 31, 2004 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

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GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
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- **Government Income Fund**
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- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 32ND FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our Web site at www.gs.com/funds to obtain the most recent month-end returns.

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

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This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Please consider a fund's objectives, risks, and charges and expenses, and read the Prospectus carefully before investing.

Under normal conditions, the Goldman Sachs Short Duration Tax-Free Fund will invest at least 80% of its net assets in tax-exempt securities. Although it does not expect to do so, the Fund may invest up to 20% of its net assets in private activity bonds that may subject certain investors to the federal alternative minimum tax. Investment income may be subject to state income taxes.

The Goldman Sachs Municipal Income Fund may include securities whose income may be subject to the federal alternative minimum tax and state income taxes.

Income from the Goldman Sachs High Yield Municipal Fund may be subject to state and local income taxes and the alternative minimum tax. Also, market discount over a de minimus threshold is subject to federal taxes. High yield, lower rated securities involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all. The Funds will be subject to yield and total return fluctuations based on rising and falling interest rates. Long-term bonds will normally have more price volatility.

Goldman, Sachs & Co. is the distributor of the Goldman Sachs Funds.

 Date of first use: June 29, 2004 / 04-0894

FI/TFSAR / 15.1K /06-04

ITEM 2.   CODE OF ETHICS.

            Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

            Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

            Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

            Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

            Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

            Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

            Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

            There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

     (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

     (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

   (a)(1)   Exhibit 99.CODE   NOT APPLICABLE

   (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

           Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

/s/ John M. Perlowski
_____

By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: July 8, 2004